    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 1997
                                                REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

                               ----------------

                         KENT ELECTRONICS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                TEXAS                                   74-1763541

   (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

          7433 HARWIN DRIVE                         STEPHEN J. CHAPKO
        HOUSTON, TEXAS 77036                        7433 HARWIN DRIVE
           (713) 780-7770                         HOUSTON, TEXAS 77036
  (ADDRESS, INCLUDING ZIP CODE, AND                  (713) 780-7770
          TELEPHONE NUMBER,                (NAME, ADDRESS, INCLUDING ZIP CODE,
INCLUDING AREA CODE, OF REGISTRANT'S              AND TELEPHONE NUMBER,
    PRINCIPAL EXECUTIVE OFFICES)            INCLUDING AREA CODE, OF AGENT FOR
                                                        SERVICE)

                                  COPIES TO:

            GENE G. LEWIS                              JOE S. POFF
    LIDDELL, SAPP, ZIVLEY, HILL &                 BAKER & BOTTS, L.L.P.
           LABOON, L.L.P.                            ONE SHELL PLAZA
      3400 TEXAS COMMERCE TOWER                       910 LOUISIANA
             600 TRAVIS                           HOUSTON, TEXAS 77002
        HOUSTON, TEXAS 77002                         (713) 229-1234
           (713) 226-1200

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                   PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF        AGGREGATE OFFERING     AMOUNT OF REGISTRATION
 SECURITIES TO BE REGISTERED         PRICE(1)(2)                  FEE
-------------------------------------------------------------------------------
   % Convertible Subordinated
  Notes Due 2004                     $172,500,000               $52,273
-------------------------------------------------------------------------------
 Common Stock, without par
  value                                  (3)                       --
-------------------------------------------------------------------------------
 Rights                                  (4)                       --
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes $22,500,000 principal amount of      % Convertible Subordinated
    Notes due 2004 (the "Notes") which may be purchased pursuant to an over-allotment option granted by the Registrant to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(3) Includes such indeterminate number of shares of Common Stock as may be issuable upon conversion of the Notes registered hereby.
(4) The Rights trade with and are evidenced by the Certificates representing the Common Stock. There is one-third of a Right associated with each share of Common Stock. Value attributable to such Rights, if any, is reflected in the market price of the Common Stock.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED AUGUST 21, 1997
PROSPECTUS

                                  $150,000,000
                                     [LOGO]

                          KENT ELECTRONICS CORPORATION

                   % CONVERTIBLE SUBORDINATED NOTES DUE 2004
                    INTEREST PAYABLE MARCH 1 AND SEPTEMBER 1

                                   --------

  The   % Convertible Subordinated Notes due 2004 (the "Notes") offered hereby
(the "Offering") are convertible into common stock, without par value ("Common Stock"), of Kent Electronics Corporation (the "Company") at any time at or
before maturity, unless previously redeemed, at a conversion price of $   per
share, subject to adjustment in certain events. The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "KNT." On August 20, 1997, the last reported sale price of the Common Stock on the NYSE was $39.00 per share. The Company will apply for listing of the Notes on the NYSE.

  Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on March 1, 1998. The Notes do not provide for a sinking fund. The Notes are redeemable, at the option of the Company, in whole or in part, at any time on or after September 6, 2000 at the redemption prices set forth in this Prospectus, together with accrued interest. The Notes are subject to purchase by the Company at the option of the holder upon the occurrence of a Repurchase Event (as defined herein) at 100% of the principal amount thereof, plus accrued interest. See "Description of Notes."

  The Notes are unsecured obligations of the Company and are subordinated to all present and future Senior Indebtedness (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other liabilities of subsidiaries of the Company. At June 28, 1997, the Company did not have any Senior Indebtedness. The Indenture (as defined herein) will not restrict the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries. See "Description of Notes--Subordination."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISKS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      UNDERWRITING
          PRICE TO   DISCOUNTS AND  PROCEEDS TO
          PUBLIC(1)  COMMISSIONS(2)  COMPANY(3)
-----------------------------------------------
Per Note          %             %            %
-----------------------------------------------
Total(4)  $             $            $
-----------------------------------------------

--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of initial issuance.
(2) For information regarding indemnification of the Underwriters, see "Underwriting."
(3) Before deducting expenses estimated at $500,000, payable by the Company.
(4) The Company has granted the Underwriters a 30-day option to purchase up to $22,500,000 aggregate principal amount of additional Notes solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $ , $ , and $ , respectively.

                                   --------

  The Notes are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company on or about
     , 1997.

                                   --------

SMITH BARNEY INC.
        ALEX. BROWN & SONS
            INCORPORATED
                   DONALDSON, LUFKIN & JENRETTE
                         SECURITIES
                         CORPORATION
                                                             MERRILL LYNCH & CO.

  , 1997
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                 [PHOTOGRAPH]

K*TEC CONTRACT MANUFACTURING FACILITY.


[Photograph]               [Photograph]               [Photograph]



ASSORTED ELECTRONIC        AUTOMATED, HIGH            VERTICALLY INTEGRATED
INTERCONNECT               TECHNOLOGY                 BOX BUILD PRODUCT.
ASSEMBLIES.                MANUFACTURING
                           EQUIPMENT.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE MARKET PRICE OF THE NOTES, THE COMMON STOCK, OR BOTH. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR, AND PURCHASE, THE NOTES, THE COMMON STOCK, OR BOTH, IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus. The Company's fiscal year ends on the Saturday closest to the end of March of each year resulting in either a 52- or 53-week year. References to fiscal years refer to the fiscal year ending in that calendar year; for example, "fiscal 1998" refers to the Company's fiscal year ending March 28, 1998. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option granted to the Underwriters is not exercised.

                                  THE COMPANY

  Kent Electronics Corporation is a national specialty distributor of electronic products and a manufacturer of custom-made electronic products. In fiscal 1997, the Company strategically aligned its operations into four distinct, yet complementary, business units that seek to develop competitive advantages within targeted markets.

  . Kent Components distributes electronic connectors, electronic wire and cable, and other passive and electromechanical products and interconnect assemblies used in assembling and manufacturing electronic products.

  . Kent Datacomm distributes a broad range of premise wiring products, such as fiber optic cable, patch panels and enclosures, and local area network ("LAN") and wide area network ("WAN") equipment, such as modems, hubs, switches and routers, directly to commercial end-users and professionals who install and service voice and data communications networks.

  . Futronix Systems is a redistributor of specialty wire and cable to electrical distributors nationwide. Futronix Systems was formed to conduct the businesses of Futronix Corporation and Wire & Cable Specialties Corporation ("Wire & Cable") which were acquired by the Company in January 1997.

  . K*TEC is a manufacturer whose capabilities include custom-made electronic interconnect assemblies, printed circuit board assemblies, sheet metal fabrication, plastic injection molding, specially fabricated battery power packs, other subassemblies that are built to customers' specifications and final system integration (box build).

The Company focuses on providing its customers a continuum of products and services that emphasizes technology-based materials management and manufacturing solutions. To successfully execute its strategy, during the nine fiscal quarters ended June 28, 1997, the Company invested approximately $81.7 million in capital expenditures. These expenditures were primarily for construction of its recently completed state-of-the-art K*TEC facility in Sugar Land, Texas, consisting of approximately 420,000 square feet for manufacturing and warehouse operations and its adjacent state-of-the-art 220,000 square foot distribution facility that is scheduled for completion in spring 1998.

  Outsourcing is a rapidly growing trend in many industry sectors in the United States as companies seek to reduce costs and improve operating efficiencies. Electronics original equipment manufacturers ("OEMs") are increasingly outsourcing materials management and manufacturing operations, ranging from inventory management to complete box build combined with distribution to the end customer. Manufacturers of electronic products are responding to this trend by utilizing technology based materials management and logistical solutions provided by distributors. In addition, the Company believes that there is an emerging trend of OEMs to align with contract manufacturers who have distribution capabilities and expertise. Because of its experience in both distribution and manufacturing, the Company is particularly well-positioned to capitalize on these trends. The potential benefits from outsourcing materials management and manufacturing operations include: (i) focused resources; (ii) improved inventory management and purchasing power; (iii) reduced time to market; (iv) reduced costs and capital investment; and (v) access to leading manufacturing technology.

  The Company is pursuing the following strategies to capitalize on current and emerging electronics industry trends by: (i) providing a continuum of customer services; (ii) remaining a key player in target markets; (iii) capitalizing on industry consolidation; (iv) maximizing synergies between business units; and
(v) focusing on customer service.

                                  THE OFFERING

Securities Offered..........  $150,000,000 aggregate principal amount of   %
                              Convertible Subordinated Notes due 2004 (the
                              "Notes").

Maturity....................  September 1, 2004.

Payment of Interest.........  March 1 and September 1, commencing on March 1,
                              1998.

Conversion..................  The Notes are convertible at any time prior to maturity, unless previously redeemed or
                              repurchased, into Common Stock, at the option of
                              the holder, at a conversion price of $    per
                              share, subject to certain adjustments. See
                              "Description of Notes--Conversion Rights."

Optional Redemption.........  The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after September 6, 2000, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. See "Description of Notes-- Optional Redemption."

Repurchase Event............  Upon the occurrence of a Repurchase Event, holders of the Notes will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or part of their Notes at 100% of the principal amount thereof, plus accrued interest. See "Risk Factors--Possible Limitations on Repurchase of Notes" and "Description of Notes--Certain Rights of Holders to Require Repurchase of Notes."

Subordination...............  The Notes will be unsecured obligations of the
                              Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. In addition, the Notes will be effectively subordinated to all indebtedness and other liabilities (including trade payables) of all subsidiaries of the Company. The Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries. At June 28, 1997, the Company did not have any Senior Indebtedness. See "Risk Factors--Subordination of Notes," "Capitalization" and "Description of Notes-- Subordination."

Use of Proceeds.............  The Company currently intends to use the net proceeds to pursue acquisition opportunities that it believes will enhance its position as a national distributor and contract manufacturer of electronic products. In addition, the Company intends to use the net proceeds for general corporate purposes, including working capital and capital expenditures. The Company has no current agreement or understanding with respect to any potential acquisition. See "Use of Proceeds."

Listing.....................  The Company will apply for listing of the Notes on the NYSE.

Common Stock Trading........  The Common Stock is traded on the NYSE under the symbol "KNT."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIO)

                                                                         THIRTEEN WEEKS
                                       FISCAL YEARS ENDED                     ENDED
                         ---------------------------------------------- -----------------
                         APRIL 3, APRIL 2, APRIL 1, MARCH 30, MARCH 29, JUNE 29, JUNE 28,
                           1993     1994     1995     1996      1997(2)   1996     1997
                         -------- -------- -------- --------- --------- -------- --------
STATEMENT OF EARNINGS
 DATA(1):
 Net sales.............. $164,541 $206,784 $279,676 $425,810  $516,757  $125,144 $152,080
 Gross profit...........   45,379   55,150   72,741  112,167   120,703    31,906   34,859
 Earnings before income
  taxes.................   12,632   15,902   23,511   49,095    45,100    15,556   14,497
 Net earnings...........    8,193   10,058   14,601   29,792    27,621     9,431    8,775
 Earnings per share..... $   0.40 $   0.48 $   0.68 $   1.21  $   1.00  $   0.34 $   0.32
 Weighted average
  shares................   20,393   20,804   21,475   24,696    27,551    27,592   27,762
 Ratio of earnings to
  fixed charges(3)......    18.6x    21.3x    22.7x    27.4x     20.1x     28.4x    45.1x

                                                               JUNE 28, 1997
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(4)
                                                            -------- -----------
BALANCE SHEET DATA:
 Working capital........................................... $155,480  $301,230
 Total assets..............................................  343,906   493,906
 Long-term debt, less current portion......................       --   150,000
 Stockholders' equity...................................... $272,772  $272,772

--------
(1) As a result of the acquisitions of Futronix Corporation and Wire & Cable in January 1997, each accounted for as a pooling of interests, selected consolidated financial data have been restated where appropriate to include the results of Futronix Corporation and Wire & Cable.
(2) Includes non-recurring merger and integration charges of $5.5 million ($3.4 million, net of taxes, or $0.12 per share). Exclusive of such charges, fiscal 1997 net earnings were $31.0 million, or $1.12 per share, and the ratio of earnings to fixed charges was 22.4x.
(3) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of earnings before income taxes plus fixed charges. "Fixed charges" consist of interest expense, amortization of deferred financing costs and that portion of rental expense deemed representative of the interest factor.
(4) As adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds thereof after deducting underwriting discounts and commissions and estimated expenses of the Offering.

                                 RISK FACTORS

  An investment in the Notes (and Common Stock into which the Notes are convertible) involves various risks. Prospective investors should carefully consider the following factors in conjunction with the other information contained or incorporated by reference in this Prospectus before making a decision to purchase the Notes. This Prospectus, including documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors, among others, which may cause such a difference are set forth below.

CYCLES IN THE ELECTRONICS INDUSTRY; DEPENDENCE ON K*TEC CUSTOMERS

  The Company's business depends on sustained demand for the products it distributes and manufactures. Although the Company has enjoyed strong growth in sales in recent years, the electronics industry is cyclical, and there can be no assurance that such growth will continue. Any downturn in the electronics industry could have a material adverse effect on the Company's business, results of operations or financial condition, especially if a downturn occurred in the Company's distribution and manufacturing businesses simultaneously. In addition, for many years K*TEC has strategically developed long-term relationships with a select group of OEMs resulting in a concentrated customer base. The Company expects that sales to a relatively small number of customers will continue to account for a significant portion of K*TEC's sales in the future. The loss of, or a significant decline in orders from, one of K*TEC's key customers could have a material adverse effect on the Company's business, results of operations or financial condition.

MANAGEMENT OF GROWTH

  In recent years, the Company has expanded its business through internal growth and acquisitions, and the Company anticipates that it will continue this expansion in the future. To effectively manage this expansion, the Company will be required to attract and retain highly skilled managers and personnel and to evaluate the adequacy of existing systems and procedures, including, but not limited to, information management systems, financial and internal control systems, and management structure. In addition, if the Company enters new markets, it will be required to, among other things, establish suitable distribution centers, hire personnel and establish distribution channels. Moreover, the Company anticipates that in response to the growing trend of OEMs to outsource manufacturing operations, the Company will expand K*TEC's box build operations and increasingly combine those operations with the Company's distribution capabilities. There can be no assurance that management will adequately anticipate all of the changing demands that growth and industry conditions and trends will impose on the Company or that the Company will be able to adapt its pricing, costs, systems, procedures and structure to such demands. Any failure to anticipate and respond promptly and effectively to such changing demands and industry trends could have a material adverse effect on the Company's business, results of operations or financial condition.

RISKS ASSOCIATED WITH ACQUISITIONS

  The Company will continue to evaluate opportunities to acquire complementary businesses, assets or technologies, and the Company expects to pursue acquisitions that it believes will enhance its position as a national distributor and contract manufacturer of electronic products. There can be no assurance, however, that the Company will be able to identify and acquire complementary businesses, assets or technologies. Among other things, the Company may not be able to identify acquisition candidates in desirable geographic or product markets on terms that are satisfactory to the Company. Moreover, acquisitions require the expenditure of large amounts of capital, and the Company's competitors for acquisitions may have significantly greater financial resources than the Company. Therefore, to finance acquisitions, the Company may have to raise additional funds through either public or private financings, including the issuance of additional Common Stock that would result in dilution to the Company's shareholders or the incurrence of Senior Indebtedness with respect to which the Notes would be subordinated.

  In addition, there can be no assurance that the Company will be able to integrate successfully the operations, facilities and management of any acquired business or realize any expected synergies, including cost reductions, from any acquisition. Moreover, there can be no assurance that any acquisition will not have an adverse effect on the Company's relationships with customers or suppliers of an acquired business. Failure to integrate successfully any acquisition made by the Company could have a material adverse effect on the Company's business, results of operations or financial condition.

DEPENDENCE ON SIGNIFICANT SUPPLIERS

  As is customary in the electronics distribution industry, the Company primarily operates under short-term contracts with its suppliers. In the Company's past experience, such contracts have typically been renewed from year to year. In the year ended March 29, 1997, the Company's purchases from AMP Incorporated and Belden Inc. each represented approximately 14% of the Company's total purchases. Although the Company believes that it may be able to obtain competitive products of comparable quality from other suppliers, the loss of such suppliers could have a material adverse effect on the Company's business, results of operations or financial condition.

COMPETITION

  The markets for the Company's products and services are highly competitive. The Company competes with a large number of distributors, suppliers and domestic and foreign manufacturers. Foreign-manufactured products are often sold at prices below the Company's prices for comparable products. The Company's products are not protected from competition by any proprietary or intellectual property rights such as trade secrets or patents. There can be no assurance that the Company will continue to compete successfully against the distributors, suppliers and manufacturers within its industry, some of which are larger, have greater financial resources and broader name recognition, and may, in some instances, have lower costs than the Company. In addition, although the Company continues to focus on cost containment, there can be no assurance that increasingly intense competition will not cause pricing or marketing pressures that reduce gross profit margins or increase selling, general and administrative expenses as a percentage of sales. Reduced gross profit margins and increased selling, general and administrative expenses as a percentage of sales, either alone or together, could have a material adverse effect on the Company's business, results of operations or financial condition.

SUBORDINATION OF NOTES

  The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company, or upon the acceleration of any Senior Indebtedness, the assets of the Company will be available to pay obligations under the Notes only after all Senior Indebtedness has been paid in full, and there can be no assurance the Company will have sufficient assets remaining to pay amounts due under the Notes. The Notes are also effectively subordinated in right of payment to all indebtedness and other liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or any other indebtedness by the Company or its subsidiaries. The incurrence of Senior Indebtedness or any other indebtedness by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations under the Notes. At June 28, 1997, the Company did not have any Senior Indebtedness. See "Description of Notes-- Subordination."

  In addition, the Notes are obligations exclusively of the Company and not of any of its subsidiaries. The Company's cash flow and ability to service its debt, including the Notes, may depend on, among other things, the earnings of its subsidiaries and the distribution of those earnings to the Company, or on other payments of funds by the subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory, contractual or other restrictions, will be dependent on the earnings of those subsidiaries and will be subject to various business considerations. Any right of the Company to receive the assets of one of its subsidiaries upon the liquidation or reorganization of such subsidiary (and the consequent right of the holders of the Notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company and would be subject to judicial powers to subordinate the Company's claim against such subsidiary to that of other creditors of such subsidiary in certain cases. See "Description of Notes--Subordination."

POSSIBLE LIMITATIONS ON REPURCHASE OF NOTES

  Upon a Repurchase Event, each holder of Notes will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Repurchase Event occurs, there can be no assurance that the Company will have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. In addition, the right to require the Company to repurchase Notes as a result of a Repurchase Event could create an event of default under Senior Indebtedness of the Company as a result of which any repurchase could, absent a waiver, be prohibited by the subordination provisions of the Notes. See "Description of Notes--Certain Rights of Holders to Require Repurchase of Notes."

ABSENCE OF EXISTING PUBLIC MARKET FOR THE NOTES

  Prior to the Offering, there has been no public market for the Notes. The Company will apply for listing of the Notes on the NYSE, and assuming that such listing is approved, there can be no assurance as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop or be sustained. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes offered by this Prospectus; however, they are not obligated to do so, and any market making may be discontinued at any time without notice.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be $145,750,000 ($167,687,500 if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of the Offering payable by the Company. The Company currently intends to use the net proceeds to pursue acquisition opportunities that it believes will enhance its position as a national distributor and contract manufacturer of electronic products. In addition, the Company intends to use the net proceeds for general corporate purposes, including working capital and capital expenditures.

  The Company evaluates opportunities to acquire complementary businesses, assets or technologies on an ongoing basis. Although there is no current agreement or understanding with respect to any such acquisition, the Company desires to be able to respond to opportunities as they arise. Pending use of the net proceeds from the Offering as described above, the Company intends to invest the net proceeds in low-risk short-term investments.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is listed and traded on the NYSE under the symbol "KNT." The following table presents the high and low closing prices for the Common Stock for each of the calendar periods indicated below, as reported by the NYSE and as adjusted to reflect a three-for-two stock split to shareholders of record on February 15, 1995 and a two-for-one stock split to shareholders of record on February 15, 1996.

                                                                   HIGH   LOW
                                                                  ------ ------
      1995
      First Quarter.............................................. $15.38 $12.92
      Second Quarter.............................................  18.94  14.06
      Third Quarter..............................................  22.38  18.75
      Fourth Quarter.............................................  29.25  19.31
      1996
      First Quarter.............................................. $35.38 $26.00
      Second Quarter.............................................  43.25  26.75
      Third Quarter..............................................  32.25  17.00
      Fourth Quarter.............................................  28.13  21.63
      1997
      First Quarter.............................................. $33.00 $23.00
      Second Quarter.............................................  36.69  22.13
      Third Quarter (through August 20)..........................  41.06  36.00

  On August 20, 1997, the last reported sale price of the Common Stock on the NYSE was $39.00 per share. At August 15 , 1997, the Common Stock was held by 1,297 holders of record. The number of record holders may not be representative of the number of beneficial holders because many shares are held by depositaries, brokers or other nominees.

                                DIVIDEND POLICY

  Historically, the Company has reinvested earnings available for distribution to holders of Common Stock, and accordingly, the Company has not paid any cash dividends on its Common Stock. Although the Company intends to continue to invest future earnings in its business, it may determine at some future date that payment of cash dividends on Common Stock would be desirable. The payment of any such dividends would depend, among other things, upon the earnings and financial condition of the Company.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at June 28, 1997 and as adjusted to reflect the sale by the Company of the Notes offered hereby. This table should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus.

                                                               JUNE 28, 1997
                                                             ------------------
                                                                          AS
                                                              ACTUAL   ADJUSTED
                                                             --------  --------
                                                              (IN THOUSANDS)
Long-term debt:
    % Convertible Subordinated Notes due 2004............... $     --  $150,000
Stockholders' equity:
  Preferred Stock, $1 par value per share, authorized
   2,000,000 shares, none issued............................       --        --
  Common Stock, without par value, authorized 60,000,000
   shares, 26,313,966 shares issued and 26,263,966 shares
   outstanding(1)...........................................   42,852    42,852
  Additional paid-in capital................................  116,648   116,648
  Retained earnings.........................................  114,249   114,249
                                                             --------  --------
                                                              273,749   273,749
  Less Common Stock in treasury--at cost, 50,000 shares.....     (977)    (977)
                                                             --------  --------
    Total stockholders' equity..............................  272,772   272,772
                                                             --------  --------
      Total capitalization.................................. $272,772  $422,772
                                                             ========  ========

--------
(1) Does not include 3,526,438 shares of Common Stock reserved for issuance upon exercise of outstanding stock options, 512,465 shares available for
    future grants under the Company's stock option plans, or     shares
    initially issuable upon conversion of the Notes.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table summarizes selected consolidated financial data of the Company for each fiscal year of the five-year period ended March 29, 1997, and the consolidated financial data for the thirteen weeks ended June 29, 1996 and June 28, 1997 and at June 28, 1997. The selected consolidated financial data for the interim periods are unaudited, but include all adjustments, consisting of normal recurring accruals, which management of the Company considers necessary for a fair presentation. Interim results are not necessarily indicative of results for the full fiscal year. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus.

                                        FISCAL YEARS ENDED                    THIRTEEN WEEKS ENDED
                          --------------------------------------------------  ---------------------
                          APRIL 3,  APRIL 2,  APRIL 1,  MARCH 30,  MARCH 29,  JUNE 29,   JUNE 28,
                            1993      1994      1995      1996       1997(2)    1996       1997
                          --------  --------  --------  ---------  ---------  --------  -----------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIO)
STATEMENT OF EARNINGS
 DATA(1):
 Net sales..............  $164,541  $206,784  $279,676  $425,810   $516,757   $125,144   $152,080
 Cost of sales..........   119,162   151,634   206,935   313,643    396,054     93,238    117,221
                          --------  --------  --------  --------   --------   --------   --------
 Gross profit...........    45,379    55,150    72,741   112,167    120,703     31,906     34,859
 Selling, general and
  administrative
  expenses..............    33,569    39,857    50,028    66,106     73,607     17,613     20,780
 Merger and integration
  costs.................        --        --        --        --      5,500         --         --
                          --------  --------  --------  --------   --------   --------   --------
 Operating profit.......    11,810    15,293    22,713    46,061     41,596     14,293     14,079
 Other income (expense):
 Interest expense.......       (79)     (156)     (340)     (898)    (1,192)      (304)        (7)
 Other--net (principally
  interest and dividend
  income)...............       901       765     1,138     3,932      4,696      1,567        425
                          --------  --------  --------  --------   --------   --------   --------
  Earnings before income
   taxes................    12,632    15,902    23,511    49,095     45,100     15,556     14,497
 Income taxes...........     4,439     5,844     8,910    19,303     17,479      6,125      5,722
                          --------  --------  --------  --------   --------   --------   --------
  Net earnings..........  $  8,193  $ 10,058  $ 14,601  $ 29,792   $ 27,621   $  9,431   $  8,775
                          ========  ========  ========  ========   ========   ========   ========
 Earnings per share.....  $   0.40  $   0.48  $   0.68  $   1.21   $   1.00   $   0.34   $   0.32
                          ========  ========  ========  ========   ========   ========   ========
 Weighted average
  shares................    20,393    20,804    21,475    24,696     27,551     27,592     27,762
 Ratio of earnings to
  fixed charges(3)......     18.6x     21.3x     22.7x     27.4x      20.1x      28.4x      45.1x
                                                                                 JUNE 28, 1997
                                                                              ---------------------
                          APRIL 3,  APRIL 2,  APRIL 1,  MARCH 30,  MARCH 29,                AS
                            1993      1994      1995      1996       1997      ACTUAL   ADJUSTED(4)
                          --------  --------  --------  ---------  ---------  --------  -----------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA(1):
 Working capital........  $ 48,336  $ 57,243  $ 71,817  $172,758   $150,884   $155,480   $301,230
 Total assets...........   102,755   120,970   148,276   305,174    325,594    343,906    493,906
 Long-term debt, less
  current portion.......        19        41     1,269     1,258         --         --    150,000
 Mandatorily redeemable
  preferred stock ......        --        --     2,200     2,200         --         --         --
 Stockholders' equity...  $ 83,888  $ 94,345  $112,224  $230,968   $262,367   $272,772   $272,772

-------
(1) As a result of the acquisitions of Futronix Corporation and Wire & Cable in January 1997, each accounted for as a pooling of interests, selected consolidated financial data have been restated where appropriate to include the results of Futronix Corporation and Wire & Cable.
(2) Includes non-recurring merger and integration charges of $5.5 million ($3.4 million, net of taxes, or $0.12 per share). Exclusive of such charges, fiscal 1997 net earnings were $31.0 million, or $1.12 per share, and the ratio of earnings to fixed charges was 22.4x.
(3) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of earnings before income taxes plus fixed charges. "Fixed charges" consist of interest expense, amortization of deferred financing costs and that portion of rental expense deemed representative of the interest factor.

(4) As adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds thereof after deducting underwriting discounts and commissions and estimated expenses of the Offering.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus. As a result of the acquisitions of Futronix Corporation and Wire & Cable in January 1997, each accounted for as a pooling of interests, all financial information has been restated where appropriate to include the results of Futronix Corporation and Wire & Cable. In the following discussion, all dollars are stated in thousands.

CORPORATE OVERVIEW

  In recent quarters, the Company has experienced downward pressure on its gross profit margin primarily due to (i) an increase in distribution sales relative to manufacturing sales, (ii) a lower percentage of certain high margin sales within its manufacturing business, and, to a lesser extent, (iii) a shift in its manufacturing business mix from building subassemblies to box build. The Company's decrease in gross profit margin has been partially offset by growth in sales and a reduction in selling, general and administrative expenses ("SG&A") as a percentage of sales resulting from the Company's continued focus on cost containment. The Company believes that these recent margin trends will continue.

RESULTS OF OPERATIONS

  The following table presents, as a percentage of net sales, certain selected consolidated financial data for each of the periods indicated.

                                                               THIRTEEN WEEKS
                                      FISCAL YEARS ENDED            ENDED
                                 ---------------------------- -----------------
                                 APRIL 1, MARCH 30, MARCH 29, JUNE 29, JUNE 28,
                                   1995     1996      1997      1996     1997
                                 -------- --------- --------- -------- --------
Distribution....................   65.6%     61.4%     65.6%    62.0%    65.1%
Manufacturing...................   34.4      38.6      34.4     38.0     34.9
                                  -----     -----     -----    -----    -----
  Net sales.....................  100.0     100.0     100.0    100.0    100.0
Cost of sales...................   74.0      73.7      76.6     74.5     77.1
                                  -----     -----     -----    -----    -----
  Gross profit..................   26.0      26.3      23.4     25.5     22.9
Selling, general and
 administrative expenses........   17.9      15.5      14.2     14.1     13.7
Merger and integration costs....    0.0       0.0       1.1      0.0      0.0
                                  -----     -----     -----    -----    -----
  Operating profit..............    8.1      10.8       8.1     11.4      9.2
Other income (expense)
  Interest expense..............   (0.1)     (0.2)     (0.2)    (0.2)     0.0
  Other--net (principally
   interest and dividend
   income)......................    0.4       0.9       0.9      1.2      0.3
                                  -----     -----     -----    -----    -----
    Earnings before income
     taxes......................    8.4      11.5       8.8     12.4      9.5
Income taxes....................    3.2       4.5       3.4      4.9      3.8
                                  -----     -----     -----    -----    -----
    Net earnings................    5.2%      7.0%      5.4%     7.5%     5.7%
                                  =====     =====     =====    =====    =====

COMPARISON OF THIRTEEN WEEKS ENDED JUNE 28, 1997 WITH JUNE 29, 1996

  Net sales for the thirteen weeks ended June 28, 1997 increased $26,936, or 21.5%, compared to the same period of the prior year. The increase in net sales resulted primarily from increased demand from existing customers and an expanded customer base. The Company's distribution businesses, which accounted for 65.1% of first quarter net sales, benefited from increased customer demand of materials management and logistical services and the December 1996 acquisition of the EMC Distribution Division of Electronics

Marketing Corporation. The Company's contract manufacturing business increased as a result of improving business conditions in markets served and as a result of increased demand for the Company's recently expanded contract manufacturing services.

  Gross profit increased $2,953, or 9.3%, compared to the corresponding period a year ago. Gross profit as a percentage of sales decreased to 22.9% from 25.5% for the period. The increase in gross profit was primarily due to increased sales, offset by a decrease in the gross profit percentage primarily due to pricing pressures and product mix, with a lower percentage of certain higher margin contract manufacturing business.

  SG&A expenses increased $3,167, or 18.0%, compared to the same period last year. However, as a percentage of sales, SG&A declined to 13.7% from 14.1% in the prior year period. The decline as a percentage of sales reflects the Company's continued focus on cost containment to reduce such expenses as a percentage of sales. The increase in SG&A expenses was primarily due to the expenses necessary to support the growth in the Company's existing operations.

  Interest expense decreased due to the retirement, in the fourth quarter of fiscal 1997, of all outstanding debt of Futronix Corporation and Wire & Cable.

  Other-net consists principally of interest and dividend income generated by cash and cash equivalents. The decrease in interest and dividend income resulted from a decrease in invested cash, cash equivalents and trading securities, which were expended for capital expenditures, acquisitions and the retirement of Futronix Corporation and Wire & Cable debt.

  Net earnings decreased $656, or 7.0%, compared to the same period a year ago. The decrease was primarily due to a decrease in the gross profit percentage and a decrease in interest and dividend income, partially offset by lower SG&A expenses as a percentage of sales.

COMPARISON OF FISCAL 1997 WITH FISCAL 1996

  Net sales for the fiscal year ended March 29, 1997 were $516,757, an increase of 21.4% over the $425,810 reported for fiscal 1996. The increase in sales was primarily the result of continued gains in market share in the Company's distribution operations, which had a 29.7% increase over fiscal 1996. Distribution sales also benefited from the December acquisition of the EMC Distribution Division of Electronics Marketing Corporation and a full year of operations in geographical markets entered during fiscal 1996 by Futronix Corporation and Wire & Cable. The Company's contract manufacturing operations posted an 8.2% increase over the prior year despite a significant downturn in the semiconductor capital equipment sector during the September quarter of fiscal 1997. The semiconductor capital equipment sector accounted for approximately 26.7% of the manufacturing division revenue in fiscal 1997 compared to approximately 39.0% in fiscal 1996.

  Gross profit increased $8,536, or 7.6%, from fiscal 1996 to fiscal 1997 due to an increase in net sales. The decrease in gross profit margin from 26.3% to 23.4% reflects continued pricing pressures and the transitioning of new business services by the Company's contract manufacturing division.

  Excluding merger and integration charges associated with the acquisition of Futronix Corporation and Wire & Cable, SG&A expenses increased $7,501, or 11.3%, compared to the prior year. This increase reflects the costs necessary to support the continued growth in the Company's operations. As a percentage of sales, however, expenses decreased to 14.2% from 15.5% in the prior year. The decrease is the result of the Company's continued focus on cost containment as well as specific cost reduction initiatives taken in response to the difficult business conditions the Company experienced during the year. SG&A expenses do not reflect the cost savings or synergies which may result from the merger of Futronix Corporation and Wire & Cable.

  Merger and integration charges of $5,500 include abandoned registration costs associated with the planned business combination of Futronix Corporation and Wire & Cable, professional expenses associated with the acquisition, an employee bonus and integration costs incurred to consolidate operations.

  Interest expense increased due to higher short-term borrowings by Futronix Corporation and Wire & Cable prior to acquisition by the Company. All outstanding debt was retired in the fourth quarter of 1997.

  Other-net consists principally of interest and dividend income generated by cash, cash equivalents and trading securities. The increase in interest and dividend income was primarily due to the net proceeds from the September 1995 public offering invested for approximately four months longer than the prior year.

  Net earnings for 1997 were $27,621 compared to $29,792 for 1996. Net earnings for 1997 included pre-tax merger and integration charges of $5,500. Excluding these charges, net earnings increased $1,198, or 4.0%, to $30,990. The improved profitability was primarily due to the incremental profit associated with the increase in sales volume, offset by lower gross profit margins, combined with the Company's continued focus on cost containment.

COMPARISON OF FISCAL 1996 WITH FISCAL 1995

  Net sales for the fiscal year ended March 30, 1996 increased $146,134, or 52.3%, to $425,810. The sales increase reflected internal growth primarily from increased demand from existing customers, an expanded customer base and expansion into new geographical markets by Futronix Corporation and Wire & Cable.

  Gross profit increased $39,426, or 54.2%, compared to the preceding year. Gross profit as a percentage of sales increased to 26.3% from 26.0% in the prior year. The increase in gross profit was primarily due to increased sales and an increase in the gross profit percentage that benefited from the gains in contract manufacturing as a percentage of total sales. The Company believes that its profit margins from sales of manufactured products are generally greater than its profit margins on sales of distributed products.

  SG&A expenses increased $16,078, or 32.1%, compared to the prior fiscal year. However, as a percentage of sales, expenses declined to 15.5% from 17.9% in the preceding year. The decline as a percentage of sales reflects the Company's continued focus on cost containment to reduce such expenses as a percentage of sales. The increase in expenses was primarily due to the expenses necessary to support the growth in the Company's existing operations and expansion into new geographical markets by Futronix Corporation and Wire & Cable.

  Interest expense increased due to higher short-term borrowings by Futronix Corporation and Wire & Cable prior to acquisition by the Company.

  Other-net consists principally of interest and dividend income generated by cash, cash equivalents and trading securities. The increase in interest and dividend income was primarily due to the invested net proceeds from the September 1995 public offering.

  Net earnings increased $15,191 or 104.0%, when compared to the prior year. The improved profitability was primarily due to the incremental profit associated with the increase in sales volume, the increase in the gross profit percentage and the Company's continued focus on cost containment.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital at June 28, 1997 was $155,480, an increase of $4,596, or 3.0%, from March 29, 1997. Included in the Company's working capital at June 28, 1997 are investments of $26,502. The Company's investment strategy is low-risk and short-term, keeping the funds readily available to meet capital requirements as they arise in the normal course of business. At June 28, 1997, funds were invested primarily in a reverse repurchase agreement and an institutional money market fund consisting primarily of taxable, high quality money market type instruments. Both are compatible with the Company's stated investment strategy.

  In June 1997, the Company obtained a $25,000 unsecured line of credit with a bank. As of August 20, 1997, there was no indebtedness outstanding under the line of credit.

  The Company intends to apply its capital resources to expand its business by establishing or acquiring similar distribution and manufacturing operations in geographic areas that are attractive to the Company, by acquiring new facilities and by enlarging or improving existing facilities. In addition to the capital required to purchase existing businesses or to fund start-up operations, the expansion of the Company's operations at both new and existing locations will require greater levels of capital to finance the purchase of additional equipment, increased levels of inventory and greater accounts receivable.

  In connection with the completion of its new 220,000 square foot distribution facility at its Sugar Land, Texas location, the Company has authorized fiscal 1998 capital expenditures of approximately $10,000 for facility construction and equipment, of which approximately $3,000 had been spent as of June 28, 1997. In addition, the Company has authorized fiscal 1998 capital expenditures of approximately $10,000 for specialized manufacturing equipment for K*TEC, none of which had been spent as of June 28, 1997. The Company believes that current resources, along with funds generated from operations, should be sufficient to meet its current capital requirements and those anticipated in fiscal 1998. With completion of this Offering, the Company believes that it will have adequate capital to meet working capital needs, fund capital expenditures and respond to acquisition opportunities that may arise. See "Use of Proceeds."

                                   BUSINESS

THE COMPANY

  The Company is a national specialty distributor of electronic products and a manufacturer of custom-made electronic products. In fiscal 1997, the Company strategically aligned its operations into four distinct, yet complementary, business units that seek to develop competitive advantages within targeted markets.

  . Kent Components distributes electronic connectors, electronic wire and cable, and other passive and electromechanical products and interconnect assemblies used in assembling and manufacturing electronic products.

  . Kent Datacomm distributes a broad range of premise wiring products, such as fiber optic cable, patch panels and enclosures, and LAN and WAN equipment, such as modems, hubs, switches and routers, directly to commercial end-users and professionals who install and service voice and data communications networks.

  . Futronix Systems is a redistributor of specialty wire and cable to electrical distributors nationwide. Futronix Systems was formed to conduct the businesses of Futronix Corporation and Wire & Cable which were acquired by the Company in January 1997.

  . K*TEC is a manufacturer whose capabilities include custom-made electronic interconnect assemblies, printed circuit board assemblies, sheet metal fabrication, plastic injection molding, specially fabricated battery power packs, other subassemblies that are built to customers' specifications and final system integration (box build).

The Company focuses on providing its customers a continuum of products and services that emphasizes technology-based materials management and manufacturing solutions. To successfully execute its strategy, during the nine fiscal quarters ended June 28, 1997, the Company invested approximately $81.7 million in capital expenditures. These expenditures were primarily for construction of its recently completed state-of-the-art K*TEC facility in Sugar Land, Texas, consisting of approximately 420,000 square feet for manufacturing and warehousing operations and its adjacent state-of-the-art 220,000 square foot distribution facility that is scheduled for completion in spring 1998.

INDUSTRY OVERVIEW

  Outsourcing is a rapidly growing trend in many industry sectors in the United States as companies seek to reduce costs and improve operating efficiencies. Electronics OEMs are increasingly outsourcing materials management and manufacturing operations, ranging from inventory management to complete box build combined with distribution to the end customer. Manufacturers of electronic products are responding to this trend by utilizing technology-based materials management and logistical solutions provided by distributors. In addition, the Company believes that there is an emerging trend of OEMs to align with contract manufacturers who have distribution capabilities and expertise. Because of its experience in both distribution and manufacturing, the Company is particularly well-positioned to capitalize on these trends. The potential benefits from outsourcing materials management and manufacturing operations include:

    FOCUSED RESOURCES. Because the electronics industry is experiencing greater levels of competition and more rapid technological change, many OEMs are focusing their resources on activities and technologies in which they add the greatest value. By offering comprehensive materials management solutions and integrated manufacturing services, the Company allows OEMs to focus on their core competencies, such as product development and marketing.

    IMPROVED INVENTORY MANAGEMENT AND PURCHASING POWER. Electronics OEMs are faced with increasing difficulties in efficiently planning, procuring and managing their inventories due to frequent design changes, short product life cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. By using the Company's volume purchasing capabilities and expertise in inventory management, an OEM can reduce production and inventory costs.

    REDUCED TIME TO MARKET. Due to intense competitive pressures and rapid technological developments in the electronics industry, OEMs are faced with increasingly shorter product life cycles and therefore have a growing need to reduce the time required to bring a product to market. OEMs can reduce their time to market by using the Company's expertise in providing materials management, logistical and manufacturing solutions.

    REDUCED COSTS AND CAPITAL INVESTMENT. As electronic products have become more technologically advanced and shipped in greater volumes, the distribution and manufacturing processes have become increasingly automated, requiring greater investments in technology and capital equipment on an ongoing basis. The Company's materials management services allow manufacturers to operate more efficiently by relying on scheduled deliveries of components at the time they are needed in the production process, thereby reducing inventory levels. K*TEC's contract manufacturing services enable an OEM to gain access to advanced, high-volume manufacturing and distribution capabilities while reducing the OEM's capital requirements.

    ACCESS TO LEADING MANUFACTURING TECHNOLOGY. Electronic products and electronics manufacturing technology have become increasingly sophisticated and complex, making it more difficult and expensive for OEMs to maintain the necessary technological expertise to manufacture products internally. OEMs are motivated to work with a contract manufacturer in order to gain access to specialized process expertise and manufacturing know-how.

COMPANY STRATEGY

  The Company is pursuing the following strategies to capitalize on current and emerging electronics industry trends.

    PROVIDING A CONTINUUM OF CUSTOMER SERVICES. The Company provides a continuum of services to its customers, ranging from order fulfillment to box build combined with direct distribution to an OEM's customers. In response to evolving customer needs, the Company continues to shift from order fulfillment to technology-based materials management services. In addition, the Company continues to expand its manufacturing relationships from subassemblies to box build as OEMs increase their demand for outsourced supply chain management solutions.

    REMAINING A KEY PLAYER IN TARGET MARKETS. The Company has focused on markets where it strives to maintain and enhance its position as a national distributor of premier products. The Company believes it can strengthen its position within these markets by expanding its supplier relationships, capitalizing on OEMs' shift toward using distribution channels and redistributing existing Company product offerings through Futronix Systems.

    CAPITALIZING ON INDUSTRY CONSOLIDATION. The Company expects consolidation within the distribution and contract manufacturing sectors of the electronics industry to continue in response to increasing demands on suppliers by OEMs to provide integrated, technology-based materials management and manufacturing solutions. In addition, the Company anticipates increased opportunities to acquire the production capacity of OEMs following the trend toward outsourcing manufacturing operations. The Company will continue to evaluate and pursue acquisition opportunities that enhance its position as a national distributor and contract manufacturer of electronic products.

    MAXIMIZING SYNERGIES BETWEEN BUSINESS UNITS. The Company believes its four business units will continue to enjoy revenue and cost synergies and economies of scale. These benefits include: (i) greater product offerings to the Company's customers across business units, (ii) purchasing and volume procurement synergies, (iii) cost efficient opportunities to expand into new geographic markets by utilizing existing facilities and personnel, and (iv) shared warehousing and materials handling capabilities.

    FOCUSING ON CUSTOMER SERVICE. The Company continues to emphasize customer service as a competitive advantage. The Company's technology-based materials management services enable the Company to offer value-added solutions to its customers. Similarly, K*TEC customers have Internet access to K*TEC's intranet in order to place and track orders, inform K*TEC of demand forecasts and change product specifications. The Company believes that through these and other customer service innovations it will continue to strengthen and develop customer relationships.

DISTRIBUTION

  KENT COMPONENTS. Kent Components focuses primarily on providing its industrial and OEM customers with rapid and reliable deliveries of interconnect, passive and electromechanical products as well as a wide variety of materials management services. This division also provides value-added services such as cable assembly, fan assembly, taping and reeling, and component modification. Kent Components utilizes a computerized inventory control system to assist in the marketing of its products and to coordinate purchases from suppliers with sales to customers. The division's computer system provides detailed on-line information regarding the availability of the Company's entire stock of inventory located at its stocking facilities as well as on-line access to the inventories of most of the Company's major suppliers. Through its integrated real-time information system, the Company can readily track customers' orders through the entire process of entering the order, reserving products to fill the order, ordering components from suppliers, if necessary, and shipping products to customers on scheduled dates. Kent Components is thus able to provide the type of distributor service required by its OEM customers that have adopted the "just-in-time" method of inventory procurement. Kent Components serves numerous markets, including the computer, instrumentation, medical, networking systems and telecommunications markets.

  KENT DATACOMM. Kent Datacomm serves the voice and data communications after-market by providing immediate off-the-shelf delivery of premise wiring products and LAN and WAN equipment to commercial end-users and professionals who install or service voice and data communications networks. Through a focused sales effort, the Company believes it is able to participate directly in the large and rapidly growing market for connection devices, reflecting the increasing use of microcomputers in LANs and WANs and the continued growth in networking and cabling needs of minicomputer and mainframe users. Kent Datacomm serves numerous industries, including the aerospace, airline, financial, food, government, manufacturing and medical industries.

  FUTRONIX SYSTEMS. In January 1997, the Company acquired Futronix Corporation and Wire & Cable, and the businesses of both Futronix Corporation and Wire & Cable are now conducted through Futronix Systems. Futronix Systems is a redistributor of specialty wire and cable, serving more than 1,000 electrical distributors throughout the United States. Futronix Systems seeks to serve as an efficient single source of supply and as the distributor of choice for electrical distributors by maintaining for immediate delivery large quantities of over 10,000 specialty wire and cable products purchased from more than 50 manufacturers worldwide, as well as limited quantities of complementary products. As a redistributor, Futronix Systems enables electrical distributors to purchase exact quantities, gain immediate access to products, obtain a wider variety of products and lower overall materials acquisition costs. The products of Futronix Systems typically are used in industrial applications, including computer systems, factory automation, "intelligent" buildings and telecommunication systems. Futronix Systems generally does not sell commodity wire and cable, such as that used in commercial and residential construction. The Company believes that there are opportunities for redistribution of existing Company product offerings through Futronix Systems.

MANUFACTURING

  K*TEC provides vertically integrated electronic manufacturing products and services, including printed circuit board assembly and test, electronic interconnect assemblies, specially fabricated battery power packs, subassemblies, sheet metal fabrication, plastic injection molding and box build. The Company has developed innovative material requirements planning relationships with a select group of OEMs in the data processing, energy, medical instrumentation and telecommunications industries. These relationships are supported by sophisticated in-house product design and technical support capabilities. K*TEC support teams work closely with K*TEC's customers through all stages of product planning and production to apply advanced design and production technology. K*TEC's computer systems have a computer aided design capability that allows its engineers to be on-line with an OEM's engineers when developing and changing product designs. In addition, K*TEC customers have Internet access to K*TEC's intranet in order to place and track orders, inform K*TEC of demand forecasts and change product specifications.

  K*TEC's quality control standards provide another means of serving the needs of the Company's customers, since OEMs rely on suppliers to assure quality control for subassemblies rather than providing such quality control themselves. The Company believes that K*TEC's adherence to strict quality control standards and investment in state-of-the-art production facilities and equipment have attracted and retained important customers who have established extremely rigid product quality standards.

MARKETING

  Each of the Company's business units maintains its own direct sales force. At June 28, 1997, the Company employed approximately 310 sales representatives operating out of sales offices in 32 cities in 25 states. The Company's sales representatives undergo continuous training and attend classes in order to enhance both their technical expertise and sales techniques. Sales associates are compensated primarily on a commission basis. In the marketing of its products, the Company supplements the efforts of its direct sales force with direct mailings of brochures and catalogs as well as advertisements in trade journals. The Company concentrates its efforts in certain targeted markets in which it only distributes the products of a select group of leading suppliers. This facilitates sales personnel specialization within related product groupings, and permits sales representatives to develop a high degree of technical expertise.

EMPLOYEES

  At June 28, 1997, the Company employed approximately 1,560 persons, all on a full-time basis. The Company's employees are not subject to any collective bargaining agreement. In addition to its employees, the Company uses other workers on a contract basis, as its needs require.

                                  MANAGEMENT

  The following table sets forth certain information regarding the directors and executive officers of the Company:

            NAME              AGE                     POSITION
            ----              ---                     --------
Morrie K. Abramson...........  62 Chairman of the Board, Chief Executive Officer
                                   and President
Randy J. Corporron...........  40 President of K*TEC Electronics
Terrence M. Hunt.............  49 President of Futronix Systems, Director
Larry D. Olson...............  40 President of Kent Components
Mark A. Zerbe................  36 President of Kent Datacomm
Stephen J. Chapko............  43 Executive Vice President and Chief Financial
                                   Officer
Barbara A. Alberto...........  51 Vice President
Keith K. Ayers...............  59 Vice President
Frank M. Billone.............  52 Vice President
Rodney J. Corporron..........  40 Vice President
Carolyn S. Davis.............  49 Vice President
William H. Fountain..........  41 Vice President
Pamela P. Huffman............  39 Vice President
David D. Johnson.............  33 Vice President
Cathy L. O'Leary.............  45 Vice President
Max S. Levit.................  62 Director
David Siegel.................  71 Director
Richard C. Webb..............  64 Director
Alvin L. Zimmerman...........  54 Director

  Mr. Abramson, a co-founder of the Company, has served as Chief Executive Officer and a director since 1973 and Chairman of the Board since 1977. He has been in the electronics distribution business since 1956. Mr. Abramson has also been Chairman of the Board of K*TEC, the Company's wholly-owned manufacturing subsidiary, since its incorporation in 1983.

  Mr. Randy Corporron has served as an Executive Vice President of the Company since 1994 and became President of K*TEC in 1989. He previously served as Vice President of the Company since 1987. He joined the Company in 1982 as General Manager of K*TEC.

  Mr. Hunt has served as Executive Vice President of the Company, President of Futronix Systems and as a director since January 1997. Mr. Hunt was elected to serve as a director in connection with the Company's acquisition of Futronix Corporation, which became effective January 17, 1997. Prior to joining the Company, Mr. Hunt served as President of Futronix Corporation, which he founded in 1991.

  Mr. Olson has served as an Executive Vice President of the Company since 1994 and became President of Kent Components in January 1997. He previously served as Vice President of the Company since 1992, after the Company's acquisition of Shelley-Ragon, Inc. Since 1991, he had been President of Shelley-Ragon, Inc.

  Mr. Zerbe has served as an Executive Vice President of the Company since 1994 and became President of Kent Datacomm in January 1997. He previously served as Vice President of the Company since 1988. Mr. Zerbe joined the Company as a sales representative in 1985.

  Mr. Chapko was appointed Executive Vice President, Chief Financial Officer in January 1997. He served as Vice President and Treasurer of the Company since 1989, and he was appointed Secretary in 1993. He joined the Company as Assistant Treasurer in 1987.

  Ms. Alberto joined the Company's credit department in 1978. In 1987, she was appointed Vice President and has responsibilities for credit administration.

  Mr. Ayers joined the Company in 1976 as a purchasing agent. Since then, he has served in various capacities, including manager of the management information systems. Mr. Ayers currently serves as Vice President and has responsibilities for training, special projects and administrative matters.

  Mr. Billone was appointed Vice President, Chief Information Officer in June 1997 and previously served as Vice President of Information Services-- Distribution since joining the Company in January 1996. Prior to joining the Company, he held various Information Systems positions with General Electric since 1967.

  Mr. Rodney Corporron directs and coordinates the multi-plant manufacturing operations and was appointed Vice President of the Company and General Manager of K*TEC in 1989. Prior to such time, he served the Company in a number of capacities since 1974.

  Ms. Davis joined the Company in February 1995 as Information Services Manager for K*TEC. She was appointed Vice President of Information Services-- Manufacturing in January 1997. Prior to joining the Company, Ms. Davis served as Director of Information Systems at Anderson Greenwood & Co. since 1992.

  Mr. Fountain has been Vice President since 1987 and is responsible for product management in the distribution operations. He joined the Company in 1980 as a purchasing agent.

  Ms. Huffman joined the Company as K*TEC Human Resources Manager in 1988 and in 1989 was appointed Corporate Human Resources Manager. In January 1997, she was appointed Vice President of Human Resources.

  Mr. Johnson was appointed Vice President, Corporate Controller in January 1996. He joined the Company in 1988 as Accounts Payable Supervisor.

  Ms. O'Leary became a Vice President of the Company in 1993. She joined the Company in 1986 as a purchasing manager for K*TEC.

  Mr. Levit, President of Grocers Supply Company, Inc. since January 1992, has served as a director of the Company since April 1995. Mr. Levit also serves on the Board of M.D. Anderson Hospital and The University of Texas--Houston Health Science Center.

  Mr. Siegel has served as a director of the Company since September 1990, and has been in the electronics distribution business since 1954. Mr. Siegel is Vice President, director and the founder of Great American Electronics, a distribution company serving industrial distributors. He is also a director of Micronetics and Surge Components.

  Mr. Webb, a founder of Harris Webb & Garrison, a Houston-based investment banking and brokerage firm, has served as a director of the Company since June 1986. He has been involved in the investment banking business since 1960, and was a founder of Lovett Underwood Neuhaus & Webb, Inc., a subsidiary of Kemper Securities.

  Mr. Zimmerman has served as a director of the Company since June 1986. As a judge he presided over the 309th Family District Court and the 269th Civil District Court of Harris County, Texas from 1980 to 1984. Since 1984, he has been a shareholder, officer and director in the law firm of Zimmerman, Axelrad, Meyer, Stern & Wise, P.C. and its predecessor firms.

                             DESCRIPTION OF NOTES

  The Notes will be issued under an indenture dated as of September   , 1997
(the "Indenture") between the Company and Texas Commerce Bank National Association, as trustee (the "Trustee"). The following summaries of certain provisions of the Indenture and the Notes do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition therein of certain terms. Whenever terms defined in the Indenture are referred to in this Prospectus, the applicable definition for such terms is incorporated herein by reference. A copy of the proposed form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Notes will be unsecured, subordinated obligations of the Company, will be limited to $172,500,000 in aggregate principal amount (including the Notes issuable under the Underwriters' over-allotment option) and will mature on September 1, 2004. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from the date of original issuance of the Notes pursuant to the Indenture, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on March 1 and September 1 of each year, commencing March 1, 1998, to each person in whose name a Note (or any predecessor Note) is registered at the close of business on the preceding February 15 or August 15, as the case may be (whether or not a Business Day). Interest on the Notes will be paid on the basis of a 360-day year of twelve 30-day months.

  Principal of and premium, if any, and interest on the Notes will be payable
(i) in same day funds on or prior to the payment dates with respect to such amounts in the case of Notes held of record by The Depository Trust Company ("DTC") or its nominee and (ii) at the offices of the Trustee in New York, New York, in the case of Notes held of record by holders other than DTC or its nominee, and the Notes may be surrendered for registration of transfer, exchange or conversion at the offices of the Trustee in New York, New York. The Company may, at its option, pay interest on Notes held of record by holders other than DTC or its nominee by check mailed to the address of the persons entitled thereto as it appears in the Register for the Notes on the Regular Record Date for that interest.

  The Notes will be issued only in registered form, without coupons, and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including the fees and expenses of the Trustee) payable in connection therewith. The Company is not required (i) to issue or register the transfer or exchange of any Notes during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption and ending at the close of business on the day of such mailing,
(ii) to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of Notes being redeemed in part or (iii) to register the transfer or exchange of any Notes surrendered for conversion or repurchase upon the occurrence of a Repurchase Event (as defined below).

  All monies paid by the Company to the Trustee or any Paying Agent for the payment of principal of and premium, if any, and interest on any Note which remain unclaimed for two years after such principal, premium or interest becomes due and payable may be repaid to the Company. Thereafter, the holder of such Note may, as an unsecured general creditor, look only to the Company for payment thereof.

CONVERSION RIGHTS

  The Notes will be convertible, in whole or from time to time in part (in denominations of $1,000 or integral multiples thereof), into shares of Common Stock of the Company, at any time prior to redemption or final maturity on September 1, 2004 at the conversion price set forth on the cover page of this Prospectus, adjusted as described in the following paragraphs, except that if a Note or portion thereof is earlier called for redemption, the conversion right with respect thereto will terminate at the close of business on the Business Day prior to the date fixed for redemption and will be lost if not exercised prior to that time, unless the Company shall default in payment of the redemption price.

  Fractional shares of Common Stock will not be delivered upon conversion, but a cash adjustment will be paid in respect of such fractional interests based on the closing price of the Company's Common Stock at the close of business on the day of conversion.

  The initial conversion price will be subject to adjustment upon certain events, including the following: (i) the issuance of Common Stock as a dividend or distribution on capital stock, including the Common Stock; (ii) a combination, subdivision or reclassification of Common Stock; (iii) the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the Current Market Price; provided, however, that in the case of certain rights, warrants or options that are not exercisable until the occurrence of a specified event or events, the conversion price will not be adjusted until the occurrence of the earliest such specified event; (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock), evidences of indebtedness of the Company, assets (excluding regular periodic cash dividends paid from surplus), or rights, warrants or options to subscribe for or purchase securities of the Company (excluding the dividends, distributions, rights and warrants mentioned above); (v) a distribution consisting exclusively of cash (excluding any cash distributions referred to in (iv) above or made in connection with a merger or similar transaction) to all holders of Common Stock in an aggregate amount that, together with (A) all other cash distributions (excluding any cash distributions referred to in (iv) above) made within the 12 months preceding such distribution and (B) any cash and the fair market value of other consideration payable in respect of any previous tender offer by the Company or a Subsidiary (as defined in the Indenture) for the Company's Common Stock consummated within the 12 months preceding such distribution, exceeds 10% of the Company's market capitalization (being the Current Market Price times the number of shares of Common Stock then outstanding) on the date fixed for determining the shareholders entitled to such distribution; and (vi) the completion of a tender offer made by the Company or any Subsidiary for the Company's Common Stock involving an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration paid or payable in respect of any previous tender offer by the Company or a Subsidiary for the Company's Common Stock consummated within the 12 months preceding the consummation of such tender offer and (Y) the aggregate amount of all cash distributions (excluding any cash distributions referred to in (iv) above) to all holders of Common Stock within the 12 months preceding the consummation of such tender offer exceeds 10% of the Company's market capitalization on the date of consummation of such tender offer.

  The Company will be permitted to make such reductions in the conversion price as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company to its shareholders will not be taxable to the recipients.

  Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock, or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

  If at any time (a) the Company makes a distribution of property to its shareholders or purchases Common Stock in a tender offer and such distribution or purchase would be taxable to such shareholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness, or assets, of the Company but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the antidilution provisions of the Indenture, the conversion price of the Notes is reduced or (b) the conversion price is reduced at the discretion of the Company, such reduction may be deemed to be the receipt of taxable income by holders of the Notes. Holders of Notes therefore could have taxable income as a result of an event in which they receive no cash or property. See "Certain Federal Income Tax Considerations--Constructive Dividend."

  Subject to any applicable right of the holders to cause the Company to repurchase their Notes upon a Repurchase Event, in the case of certain consolidations, mergers or statutory exchanges of securities with another corporation to which the Company is a party, or the sale or conveyance of the Company's assets substantially as an entirety, there will be no adjustment to the conversion price, but each holder will have the right, at the holder's option, to convert all or any portion of such holder's Notes into the kind and amount of securities, cash or other property receivable upon the consolidation, merger, statutory exchange or transfer by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger, statutory exchange or transfer (assuming such holder failed to exercise any rights of election and received per share the kind and amount of consideration received per share by a plurality of non-electing shares). In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter the Notes would be convertible at the conversion price in effect at such time into the same amount of cash per share into which the Notes would have been convertible had the Notes been converted into Common Stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash into which the Notes would be converted could be more or less than the principal amount of the Notes.

  Notes surrendered for conversion after the close of business on a record date for payment of interest and before the close of business on the next succeeding interest payment date (unless there exists a default in the payment of interest on such Notes or such Notes have been called for redemption) must be accompanied by payment of an amount equal to the interest thereon that is to be paid on such interest payment date. Subject to the foregoing, no payments or adjustments will be made upon conversion on account of accrued interest on the Notes or for any dividends or distributions on any shares of Common Stock delivered upon such conversion. No adjustment of the conversion price will be required to be made in any case until cumulative adjustments amount to at least 1% of the conversion price, as last adjusted. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

SUBORDINATION

  The payment of the principal of and premium, if any, and interest on the Notes and any other payment obligations of the Company in respect of the Notes, including any obligation to repurchase Notes at the option of a holder upon the occurrence of a Repurchase Event, will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company. Senior Indebtedness is defined as (a) the principal of, premium, if any, and accrued and unpaid interest on (i) indebtedness of the Company for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed,
(ii) guarantees by the Company of indebtedness for money borrowed by any other person, or reimbursement obligations under letters of credit, in either case, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, (iii) indebtedness evidenced by notes (other than the Notes), debentures, bonds or other instruments of indebtedness for the payment of which the Company is responsible or liable, by guarantees or otherwise, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, (iv) obligations of the Company under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements intended to protect the Company against fluctuations in interest or currency rates, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, and (v) obligations of the Company under any agreement to lease, or any lease of, any real or personal property, which obligations, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, are required to be capitalized on the books of the Company in accordance with generally accepted accounting principles, or guarantees by the Company of similar obligations of others, and (b) modifications, renewals, extensions and refundings of any such indebtedness, obligations or guarantees; unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligations or guarantees, or such modification, renewal, extension or refunding thereof, is not superior in right of payment to the Notes; provided, however, that Senior Indebtedness will not be deemed to include, and the Notes will rank pari passu in right of payment with, any obligation of the Company to any of its Subsidiaries.

  In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets or (b) any liquidation, dissolution or other winding-up of the Company, whether total or partial, whether voluntary or involuntary and whether involving insolvency or bankruptcy, or (c) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon or in respect thereof before the holders of the Notes are entitled to receive any payment on account of the principal of, or premium, if any, or interest on the Notes (other than payment (a "Permitted Payment") consisting solely of shares of stock, securities or indebtedness subordinated at least to the extent of the Notes provided by a plan of reorganization or adjustment that does not adversely alter the rights of holders of Senior Indebtedness). Following the occurrence of any of the events described above, if the Trustee or any holder of the Notes receives any payment or distribution of assets of the Company of any kind or character before all Senior Indebtedness is paid in full, then such payment or distribution (other than a Permitted Payment) will be required to be paid over or delivered to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other person making payment or distribution of the assets of the Company for application to the payment of all amounts payable on or in respect of Senior Indebtedness remaining unpaid, to the extent necessary to pay such amounts in full after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

  The Indenture also provides that in the event there shall have occurred and be continuing (i) any default in the payment when due of principal of, premium, if any, or interest on any Senior Indebtedness or (ii) any other event of default with respect to any Senior Indebtedness, then no payment shall be made by the Company on account of the principal of, premium, if any, or interest on the Notes or on account of the purchase or redemption or other acquisition of the Notes (x) in the case of any event of default described in clause (i) above, unless and until the Senior Indebtedness to which such default relates is discharged or such event of default shall have been cured or waived or shall have ceased to exist or the holders of such Senior Indebtedness or their agents shall have waived the benefits of this provision, and (y) in the case of any event of default specified in clause (ii) above, from the date the Company or the Trustee receives written notice of such default (a "Senior Default Notice") from (a) the lenders under the Company's revolving credit facility from time to time in effect or any replacement thereof or (b) the holders of at least 25% in principal amount of any other kind or category of Senior Indebtedness to which such default relates or any representative of such holders until the earlier of (A) 180 days after such date or (B) the date, if any, on which the Senior Indebtedness to which such default relates is discharged or such default shall have been cured or waived or shall have ceased to exist or the holders of such Senior Indebtedness or their agents shall have waived the benefits of this provision; provided, however, that not more than one Senior Default Notice is permitted to be given during any period of 360 consecutive days, regardless of the number of defaults specified in clause (ii) above with respect to Senior Indebtedness during such 360-day period. Subject to the payment in full of all Senior Indebtedness, the holders of the Notes will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company applicable to Senior Indebtedness until the Notes are paid in full.

  Notwithstanding anything in the Indenture to the contrary, neither the Trustee nor any holder of Notes may exercise any right either may have to accelerate the maturity of the Notes at any time when payment of any amount owing on the Notes is prohibited, in whole or in part, as described in the preceding paragraphs; provided, however, that such right may nevertheless be so exercised upon the earliest of the acceleration of the maturity of any Senior Indebtedness, the exercise by any holder of Senior Indebtedness of any remedies available to such holder upon a default or event of default with respect to such Senior Indebtedness or the occurrence of an Event of Default relating to certain events of bankruptcy, insolvency or reorganization.

  By reason of the subordination of the Notes, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes. In addition, the right of the Company, and, therefore, the right of creditors of the Company (including Noteholders), to participate in any distribution of assets of any subsidiary of the Company upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

  The Indenture will not limit the amount of other indebtedness or securities that may be issued by the Company or any of its subsidiaries.

OPTIONAL REDEMPTION

  The Notes may not be redeemed by the Company prior to September 6, 2000. Thereafter, the Notes may be redeemed at the option of the Company, in whole or in part, at any time and from time to time, upon not less than 15 nor more than 60 days' notice by mail at the applicable redemption prices (expressed in percentages of principal amount) set forth below.

  If redeemed during the twelve-month period beginning September 1 in the year indicated (September 6 in the case of the year 2000), the redemption price shall be:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2000...........................................................       %
      2001...........................................................
      2002...........................................................
      2003...........................................................

together with interest accrued and unpaid thereon to the date fixed for redemption. If all accrued and payable interest on the Notes has not been paid, the Notes may not be redeemed in part and the Company may not purchase or acquire any Notes otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the Notes.

  If less than all the Notes are to be redeemed, the Trustee will select those to be redeemed by lot or such other method as the Trustee in its discretion shall deem appropriate and fair. Notice of redemption will be given to holders of the Notes to be redeemed by first class mail at their last address appearing on the Register for the Notes.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company will not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, and the Company will not permit any person to consolidate with or merge into the Company unless (a) if applicable, the person formed by such consolidation or into which the Company is merged or the person or corporation which acquires the properties and assets of the Company substantially as an entirety is a corporation, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and expressly assumes payment of the principal of and premium, if any, and interest on the Notes and performance and observance of each obligation of the Company under the Indenture, (b) after consummating such consolidation, merger, transfer or lease, no Event of Default or event which, after notice or lapse of time or both, would become an Event of Default will occur and be continuing, (c) such consolidation, merger, conveyance, transfer or lease does not adversely affect the validity or enforceability of the Notes and (d) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease complies with the provisions of the Indenture.

CERTAIN RIGHTS OF HOLDERS TO REQUIRE REPURCHASE OF NOTES

  In the event of a Repurchase Event, each holder of Notes will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require the Company to repurchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the holder's Notes on the date that is 30 days after the date the Company gives notice of the Repurchase Event (the "Repurchase Date") for a repurchase price equal to 100% of the principal amount thereof, plus interest accrued and unpaid thereon to the Repurchase Date (the "Repurchase Price"). On or prior to the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money in same day funds sufficient to pay the Repurchase Price of the Notes that are to be repaid on or promptly following the Repurchase Date.

  Failure by the Company to provide timely notice of a Repurchase Event, as provided for below, or to repurchase the Notes when required under the preceding paragraph, will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture.

  On or before the 15th day after the occurrence of a Repurchase Event, the Company will be obligated to mail to the Trustee and to each holder (and to beneficial owners as required by law) a notice of the occurrence of the Repurchase Event, setting forth, among other things, the type of Repurchase Event, the Repurchase Date and the terms and conditions of, and the procedures required for exercise of, the holder's right to require the repurchase of such holder's Notes.

  To exercise the repurchase right, a holder must deliver written notice of such exercise to the Trustee prior to the close of business on the Repurchase Date, specifying the Notes with respect to which the right of repurchase is being exercised, together with the certificates evidencing the Notes with respect to which the right is being exercised, duly endorsed for transfer. Such notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the Trustee at any time prior to the close of business on the Repurchase Date.

  A "Repurchase Event" will occur upon the occurrence of a Change in Control (as defined below) or a Termination of Trading (as defined below).

  A "Change in Control" will occur when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power of all classes of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such consolidation or merger in substantially the same proportion as their ownership of Common Stock immediately before such transaction; (iii) any person, or any persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof, shall beneficially own (as defined in Rule 13d-3 under the Exchange Act) at least 40% of the total voting power of all classes of capital stock of the Company entitled to vote generally in the election of directors of the Company; (iv) at any time during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (v) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution.

  A "Termination of Trading" will occur if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a national securities exchange in the United States nor approved for trading on an established automated over-the-counter trading market in the United States.

  The Company will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable, and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to repurchase Notes at the option of the holders upon a Repurchase Event.

  The repurchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. In addition, the foregoing provision may not afford holders of Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect such holders. The Company believes that the Repurchase Event repurchase feature is a standard term contained in other similar debt offerings, and the terms of such feature result from negotiations between the Company and the Underwriters.

  The right to require the Company to repurchase Notes as a result of a Repurchase Event could create an event of default under Senior Indebtedness of the Company as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. The Company's Board of Directors may not waive a Repurchase Event. Failure by the Company to repurchase the Notes when required will result in an Event of Default with respect to the Notes whether or not such a repurchase is permitted by the subordination provisions.

  If a Repurchase Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the Repurchase Price for all Notes tendered by the holders thereof. The Company's ability to make such payments may be limited by the terms of its then-existing borrowing and other agreements.

EVENTS OF DEFAULT

  Each of the following will be an Event of Default with respect to the Notes under the Indenture: (i) default for 30 days in payment of any interest installment of the Notes (even if such payment is prohibited by the subordination provisions of the Indenture); (ii) default in payment of principal of, or premium, if any, on the Notes either in connection with any redemption or otherwise (even if such payment is prohibited by the subordination provisions of the Indenture); (iii) default in the payment of the Repurchase Price in respect of any Note on the Repurchase Date therefor (even if such payment is prohibited by the subordination provisions of the Indenture); (iv) failure to provide timely notice of a Repurchase Event as required by the Indenture; (v) failure to observe or perform for 45 days after notice thereof any other covenant in the Indenture; (vi) default under one or more bonds, debentures, notes or other evidences of indebtedness for money borrowed by the Company or any subsidiary of the Company or under one or more mortgages, indentures or instruments under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any subsidiary of the Company, whether such indebtedness now exists or shall hereafter be created, which default individually or in the aggregate constitutes a failure to pay the principal of indebtedness in excess of $15,000,000 when due and payable after the expiration of any applicable grace period with respect thereto or results in indebtedness in excess of $15,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount outstanding of the Notes a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled; (vii) entry of a final judgment or judgments against the Company or any subsidiary of the Company in the amount of at least $15,000,000 that remain undischarged and unstayed for a period of 30 days; or (viii) certain events of bankruptcy, insolvency, reorganization, receivership or liquidation involving the Company or any subsidiary of the Company.

  The Company will be required to file with the Trustee annually a written statement as to the fulfillment of its obligations under the Indenture. The Indenture will provide that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal of, premium, if any, or interest on the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so. The Indenture will provide that, if an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) shall have occurred and be continuing, either the Trustee or the holders of 25% or more in aggregate principal amount of the Notes may declare the principal of all the Notes and the interest accrued thereon to be due and payable immediately, but if the Company cures all defaults (except the nonpayment of principal of and premium, if any, and accrued interest on Notes that shall have become due by acceleration) and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in aggregate principal amount of the Notes. Prior to a declaration of acceleration, certain Events of Default and past defaults may be waived by the holders of a majority in aggregate principal amount of the Notes. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the Notes then outstanding shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of Notes.

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Noteholders, unless such Noteholders have offered to the Trustee reasonable security or indemnity. Subject to such provision for security or indemnification, the holders of a majority in aggregate principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee will have the right to decline to follow any such direction if the Trustee is advised by counsel that the action or proceeding so directed may not lawfully be taken or the Trustee determines that the action or proceeding so directed could involve the Trustee in personal liability or would be unduly prejudicial to the rights of the holders not joining in such directions or would conflict with the Indenture.

MODIFICATION OF THE INDENTURE

  The Indenture will contain provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the Notes then outstanding, to execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of the holders of the Notes, provided that no such supplemental indenture may, among other things, (i) extend the time for payment of principal of or any premium or interest on any Note or reduce the principal amount thereof or the interest thereon or any premium payable upon the redemption thereof or impair the right of any holder to institute suit for payment of the Notes, or make the principal thereof or any premium or interest thereon payable in any coin or currency other than that provided in the Indenture, or modify the subordination provisions of the Indenture in a manner adverse to the holders or impair the right to convert the Notes into Common Stock or to require the Company to repurchase the Notes upon the occurrence of a Repurchase Event without the consent of the holder of each outstanding Note so affected, or
(ii) reduce the aforesaid percentage of the aggregate principal amount of Notes, the holders of which must consent to authorize any such supplemental indenture, without the consent of the holders of all outstanding Notes.

GOVERNING LAW

  The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of laws principles.

BOOK-ENTRY

  The Notes will be issued in the form of a global note or notes (together, the "Global Note") deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Owners of beneficial interests in the Notes represented by the Global Note will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be deemed holders of Notes, and will not be entitled to any rights under the Global Note or the Indenture, with respect to the Global Note, and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole holder and owner of the Global Note.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

  Unless and until it is exchanged in whole or in part for certificated Notes in definitive form as set forth below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC.

  The Notes represented by the Global Note will not be exchangeable for certificated Notes, provided that if DTC is at any time unwilling, unable or ineligible to continue as depositary, the Company will issue individual Notes in definitive form in exchange for the Global Note. In addition, the Company may at any time and in its sole discretion determine not to have a Global Note, and, in such event, will issue individual Notes in definitive form in exchange for the Global Note previously representing all such Notes. In such instances, an owner of a beneficial interest in a Global Note will be entitled to physical delivery of Notes in definitive form equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

  Payments of principal of and interest on the Notes will be made by the Company through the Trustee to DTC or its nominee, as the case may be, as the registered owner of the Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  So long as the Notes are represented by a Global Note, DTC or its nominee will be the only entity that can exercise a right to repayment pursuant to the holder's option to elect repayment of its Notes or the right of conversion of the Notes. Notice by participants or by owners of beneficial interests in a Global Note held through such participants of the exercise of the option to elect repayment, or the right of conversion, of beneficial interests in Notes represented by the Global Note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment, or the right of conversion, with respect to a particular Note, the beneficial owner of such Notes must instruct the broker or other participant through which it holds an interest in such Notes to notify DTC of its desire to exercise a right to repayment, or the right of conversion. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of such notice to DTC.

LISTING

  The Company will apply for listing of the Notes on the NYSE.

CONCERNING THE TRUSTEE

  Texas Commerce Bank National Association will be the Trustee under the Indenture. The Indenture permits the Trustee to become a creditor of the Company and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of Senior Indebtedness, subject, however, to the provisions of the Trust Indenture Act regarding collection of claims against the Company. Texas Commerce Bank National Association is the lender under the Company's unsecured line of credit. As of August 20, 1997, there was no indebtedness outstanding under the line of credit.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of the material terms and provisions of the Common Stock and the Preferred Stock (as defined below) is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation of the Company, which expressly include the terms of the Common Stock and the Preferred Stock. The Company's Amended and Restated Articles of Incorporation are incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The Company is authorized to issue 60,000,000 shares of Common Stock. Holders of Common Stock are entitled to one vote per share on all matters on which they are entitled to vote. Because holders of Common Stock do not have cumulative voting rights, holders of a majority of the shares voting for the election of directors can elect all of the members of the Board of Directors. Except as required by Texas law for certain extraordinary transactions and as set forth below under "Charter and Bylaw Provisions," a majority vote is also sufficient for other actions that require the vote or concurrence of shareholders. The Common Stock is not redeemable and has no conversion or preemptive rights. All of the outstanding shares of Common Stock are, and all of the shares issuable upon conversion of the Notes will be, when issued in accordance with the Indenture, fully paid and nonassessable. In the event of the liquidation or dissolution of the Company, subject to the rights of the holders of any outstanding shares of the Company's preferred stock, par value $1.00 per share ("Preferred Stock"), the holders of Common Stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. The Company may pay dividends when and as declared by the Board of Directors from funds legally available therefor. See "Dividend Policy."

PREFERRED STOCK

  The Company's Board of Directors is authorized to issue up to 2,000,000 shares of Preferred Stock. No shares of Preferred Stock are currently outstanding. The Company's Board of Directors is authorized to divide the Preferred Stock into series and, with respect to each series, to determine the dividend rights, dividend rate, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors could, without shareholder approval, issue Preferred Stock with voting rights and other rights that could adversely affect the voting power of holders of Common Stock and could be used to prevent a hostile takeover of the Company. The Board has set the terms and conditions of a series of Preferred Stock consisting of 200,000 shares designated as Series A Preferred Stock in connection with the adoption of a shareholder rights plan. See "--Shareholder Rights Plan." Except in connection with the possible triggering of such plan, the Company has no present plans to issue any shares of Preferred Stock.

CHARTER AND BYLAW PROVISIONS

  The Company's charter has a "fair price" provision relating to certain business combinations, including certain mergers, consolidations, asset and stock conveyances, liquidations and reclassifications. The "fair price" provision provides that, except in certain circumstances, any such business combination between the Company and an interested shareholder (defined generally as a person or entity that owns or has owned within the past two years, directly or indirectly, 10% or more of the Company's outstanding voting stock) must be approved by the affirmative vote of the holders of 80% of the outstanding voting stock of the Company, unless certain pricing and procedural requirements regarding the business combination are satisfied. For instance, one such requirement is that the aggregate consideration to be paid for each share of Common Stock must be at least equal to the highest per share price paid by the interested shareholder to acquire any share of Common Stock during a specified period. Additionally, the higher voting requirements do not apply to transactions approved by a majority of the "continuing directors." Generally, a director is deemed to be a continuing director if he was a director on May 15, 1987, or was appointed by a majority of other continuing directors or elected by the shareholders after having been recommended by a majority of other continuing directors. The "fair price" provision could make it more difficult for a third party to acquire control of the Company.

  The Board of Directors of the Company is classified into three classes of directors who serve staggered three-year terms. Vacancies or newly created directorships on the Board may be filled only by a majority vote of directors then in office, and directors may be removed during their term only for cause and only by the affirmative vote of two-thirds of all shares of voting stock. The Bylaws also require that the provisions described above may not be further amended, altered, changed or appealed, nor may the number of directors be increased, without either the affirmative vote of 80% of the shares of voting stock or the approval of a majority of directors in office. These provisions may have the effect of discouraging hostile or unsolicited takeover attempts or proxy contests or, alternatively, may encourage persons considering such actions to negotiate with the existing Board.

SHAREHOLDER RIGHTS PLAN

  The Board of Directors has created certain rights (the "Rights") and authorized the issuance of one Right (subject to adjustment) for each outstanding share of Common Stock to shareholders of record at the close of business on May 24, 1990 (the "Record Date"). In addition, the related Rights Agreement (as defined below) provides for the issuance of one Right for each share of Common Stock issued after adoption of the Rights Agreement, which would include shares of Common Stock issuable upon conversion of the Notes. After adjustment for the Company's three-for-two stock split to shareholders of record on February 15, 1995, and the Company's two-for-one stock split to shareholders of record on February 15, 1996, there is currently one-third of a Right associated with each share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, $1.00 par value per share, of the Company (the "Series A Preferred Stock") at a price of $40.00 per one one-hundredth of a share (subject to adjustment), payable in cash. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Ameritrust Company National Association, as Rights Agent, dated as of May 14, 1990 (the "Rights Agreement").

  Although the Rights are not intended to prevent a takeover of the Company at a full and fair price, they have certain anti-takeover effects. They may deter an attempt to acquire the Company in a manner which seeks to deprive the Company's shareholders of the full and fair value of their investment and may deter attempts by significant shareholders to take advantage of the Company and its shareholders through certain self-dealing transactions. The Rights may cause substantial dilution to a person or group that acquires or attempts to acquire the Company without the rights being redeemed. Accordingly, the Rights should encourage any potential acquiror to seek to negotiate with the Company's Board of Directors. Unless the approval is first obtained from the Board of Directors of the Company, or, in limited circumstances, the shareholders of the Company, the Rights may deter transactions, including tender offers, which the majority of shareholders may believe are beneficial to them. Under the Rights Agreement, one-third of a Right (subject to adjustment) will also be issued with each share of Common Stock issued upon conversion of the Notes.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of certain material United States federal income tax considerations relevant to initial holders of the Notes and shares of Common Stock issuable upon conversion of the Notes. Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. has issued to the Company and filed as an exhibit to the Registration Statement, of which this Prospectus is a part, a tax opinion that the following discussion of such tax considerations is accurate and complete in all material respects and constitutes its opinion of the material tax considerations to initial holders of the Notes and shares of Common Stock issuable upon conversion of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes or acquire shares of Common Stock on conversion of Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, persons that will hold the Notes as a position in a "straddle" or as part of a hedging or "conversion" transaction for tax purposes, tax-exempt organizations and non-United States holders of Notes, may be subject to special rules. In addition, this discussion is limited to persons who purchase the Notes pursuant to this Prospectus, and who hold the Notes or shares of Common Stock issued on conversion of the Notes as a "capital asset" within the meaning of section 1221 of the Code.

  ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE SHARES OF COMMON STOCK ISSUABLE ON CONVERSION OF THE NOTES.

OWNERSHIP BY U.S. PERSONS

  GENERAL. The following applies to a person (a "U.S. Holder") that is a citizen or resident of the United States, a corporation or partnership created or organized in the United States or any state thereof, an estate the income of which is includible in income for United States federal income tax purposes regardless of its source, or a trust as to which a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

  PAYMENTS OF INTEREST. Interest on a Note generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the holder's method of accounting for tax purposes.

  CONVERSION OF NOTES INTO COMMON STOCK. In general, a U.S. Holder will recognize no gain or loss on a conversion of the Notes into shares of Common Stock, except with respect to cash received in lieu of a fractional share. The basis of the Common Stock received on conversion will be equal to the basis of the Notes converted, reduced by the portion of such basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of a U.S. Holder in the Common Stock received on conversion will include the period during which the converted Notes were held.

  CONSTRUCTIVE DIVIDEND. A distribution to holders of Common Stock may cause a deemed distribution (which will be a dividend to the extent of the Company's current or accumulated earnings and profits) to U.S. Holders of the Notes if the conversion price or conversion ratio of the Notes is adjusted to reflect that distribution.

  MARKET DISCOUNT. Under the market discount rules of sections 1276 through 1278 of the Code, if a holder of a Note purchases the Note at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to a U.S. Holder to the extent of appreciation at the time of certain otherwise non-taxable transactions, such as gifts. If a U.S. Holder converts a market discount Note into Common Stock, the theretofore unrecognized accrued market discount on such Note will not, in general, be recognized but will be treated as ordinary income on the later disposition of the Common Stock to the extent of any gain recognized at that time on the disposition of the Common Stock.

  DISTRIBUTIONS ON COMMON STOCK. Distributions on the Common Stock into which Notes have been converted will be taxable as dividends to the extent of the Company's current and/or accumulated earnings and profits. Such dividends may be eligible for the dividends-received deduction in the case of U.S. Holders which are domestic corporations, subject to applicable limitations.

  To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits, the distribution first will be treated as a tax-free return of capital until the U.S. Holder's adjusted basis in the Common Stock is reduced to zero, and the balance in excess of adjusted basis will be taxed as capital gain.

  DISPOSITION OF NOTES OR COMMON STOCK. Each U.S. Holder of Notes generally will recognize gain or loss upon the sale, redemption, repurchase, retirement or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in the Notes. Each U.S. Holder of Common Stock into which the Notes are converted will, in general, recognize gain or loss upon the sale or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence in connection with the sale or other disposition of the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss should be capital gain or loss (except as discussed under "--Market Discount" above), and would be long-term capital gain or loss if the holding period of the Note and/or the Common Stock was more than one year. Under the Taxpayer Relief Act of 1997, the maximum capital gains rate for individuals on gain on certain assets which are sold after July 28, 1997 and which are held for more than eighteen months is reduced to 20%. Each U.S. Holder of the Notes who is an individual should consult the holder's tax advisor to determine the application of this legislation to the holder.

  BACKUP WITHHOLDING. A U.S. Holder of Notes or Common Stock will be subject to back-up withholding at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes unless the holder provides a social security number or other taxpayer identification number in the manner prescribed by the IRS or otherwise establishes an exemption. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS.

  The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any such reportable payments for each calendar year and the amount of tax withheld, if any, with respect to such payments.

OWNERSHIP BY NON-U.S. HOLDERS

  GENERAL. The following discussion applies to a person (a "Non-U.S. Holder") that is not a U.S. Holder, as above defined, and is limited to items of income with respect to the Notes and Common Stock, such as interest, dividends, and gain or loss on disposition, which are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States. Any effectively connected items of income will be subject to the United States federal income tax that applies to U.S. Holders generally, and in the case of such a Non-U.S. Holder which is a foreign corporation, such items will also be subject to branch profits tax at 30% or such lower rate as may be specified by an applicable income tax treaty. The tax treatment of Non-U.S. Holders may vary depending upon their particular situations. Prospective investors that will be non-U.S. Holders are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of Notes and Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

  INTEREST ON NOTES. Interest paid by the Company to a Non-U.S. Holder will not be subject to United States federal income or withholding tax if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the Code and (ii) the beneficial owner of the Notes (or, in certain cases, a specified financial institution) certifies, under penalties of perjury, that the beneficial owner is not a United States person and provides the beneficial owner's name and address.

  GAIN ON DISPOSITION OF NOTES OR COMMON STOCK. A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on a sale, redemption or other disposition of a Note or on a sale or other disposition of Common Stock unless (i) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met or (ii) under certain circumstances which the Company does not expect to apply, the Note or Common Stock is a "United States real property interest," within the meaning of section 897 of the Code.

  DIVIDENDS ON COMMON STOCK. Dividends paid on shares of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under current United States Treasury Regulations and practice, dividends paid to a shareholder having an address outside the United States are presumed to be paid to a resident of such country for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury Regulations, however, which are presently expected to take effect beginning in 1999, a Non-U.S. Holder of Common Stock that wishes to claim the benefit of a treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

  FEDERAL ESTATE TAXES. If, at the time of death of a holder who is a nonresident alien individual, interest on the Notes is not effectively connected income to such holder and is otherwise exempt from withholding of United States federal income tax under the rules described above, the Notes will not be included in the estate of such holder for United States federal estate tax purposes. Common Stock owned, or treated as owned, by a nonresident alien individual at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The rules for determining whether an individual is a nonresident alien for federal estate tax purposes are different from those for determining whether such individual is a nonresident alien for federal income tax purposes.

  INFORMATION REPORTING AND BACK-UP WITHHOLDING. The Company must report annually to the IRS and to each Non-U.S. Holder the amount of interest and dividends paid to such holder and the amount of any tax withheld, if any. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such interest and dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Interest on a Note which is paid to a Non-U.S. Holder will be exempt from back-up withholding if the Non-U.S. Holder has provided a certificate in the form necessary to establish an exemption from withholding tax. See "--Interest on Notes." Under current United States Treasury Regulations, dividends which are paid to a Non-U.S. Holder at an address outside the United States are not subject to back-up withholding. The payment of proceeds of a sale by a Non-U.S. Holder of Notes or Common Stock will be subject to back-up withholding if the sale is made through a United States office of a broker unless the holder certifies that the holder is not a United States person or otherwise establishes an exemption. In addition, in certain circumstances the payment of proceeds of a sale by a Non-U.S. Holder of Notes or Common Stock will be subject to information reporting if the sale is made through a foreign office of a broker.

  Back-up withholding is not an additional tax. Any amounts withheld under the back-up withholding rules may be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

  On April 15, 1996, the IRS issued proposed Treasury Regulations concerning the withholding of tax and information reporting as to certain amounts paid to nonresident individuals and foreign corporations. The proposed Treasury Regulations would, among other changes, eliminate the presumption under current regulations with respect to dividends paid to shareholders having addresses outside the United States. See "--Dividends on Common Stock." It is presently expected that the proposed Treasury Regulations will take effect beginning in 1999. Prospective Note purchasers should consult their tax advisors concerning the potential effect of such regulations to them with respect to their ownership of the Notes and the Common Stock.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), each of the underwriters named below (the "Underwriters"), has severally agreed to purchase from the Company the principal amount of Notes set forth opposite the name of such Underwriter below:

                                                                    PRINCIPAL
                                                                    AMOUNT OF
      UNDERWRITERS                                                    NOTES
      ------------                                                 ------------
      Smith Barney Inc............................................ $
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated.......................................
      Alex. Brown & Sons Incorporated.............................
      Donaldson, Lufkin & Jenrette Securities Corporation.........
                                                                   ------------
        Total..................................................... $150,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters will be obligated to take and pay for all of the Notes offered hereby (other than those covered by the over-allotment option described below) if any of such Notes are purchased.

  The Underwriters initially propose to offer part of the Notes offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the Notes offered hereby to certain
dealers at a price which represents a concession not in excess of   % of the
principal amount per Note under the price to public. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of   % of the
principal amount per Note to certain other dealers. After the Offering, the public offering price and such concessions may be changed by the Underwriters.

  The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to $22,500,000 principal amount of additional Notes at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional Notes solely for the purpose of covering over-allotments, if any, incurred in connection with the sales of the Notes offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Notes as the principal amount of Notes set forth opposite such Underwriter's name in the preceding Underwriters table bears to the total principal amount of Notes in such table.

  The Company and its directors and executive officers have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for, Common Stock), or grant any options or warrants to purchase Common Stock, except in certain circumstances.

  In connection with the Offering and in compliance with applicable law, the Underwriters may engage in transactions which stabilize or maintain the market price of the Notes, the Common Stock, or both at levels above those which might otherwise prevail in the open market. Specifically, the Underwriters may over-allot in connection with the Offering creating a short position in the Notes for their own account. For the purposes of covering a syndicate short position or stabilizing the price of the Notes, the Underwriters may place bids for the Notes, the Common Stock, or both or effect purchases of the Notes, the Common Stock, or both in the open market. A syndicate short position may also be covered by exercise of the over-allotment option described above. Finally, the Underwriters may impose a penalty bid on certain Underwriters and dealers. This means that the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Notes in the Offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  Smith Barney Inc. has from time to time performed various investment banking services for the Company and has received customary fees in respect of such services.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company will apply for listing of the Notes on the NYSE. The Company has been advised by the Underwriters that they currently intend to make a market in the Notes. However, such entities are not obligated to do so, and any market making may be discontinued at any time without any notice. There can be no assurance as to whether an active trading market for the Notes will develop.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., Houston, Texas. Certain matters relating to United States federal income tax considerations will also be passed upon for the Company by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. Certain legal matters will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

  The consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended March 29, 1997 have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in its report thereto and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission ("SEC"). The reports, proxy statements, and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains an Internet web site (http://www.sec.gov) that contains reports, proxy statements, and other information filed electronically by the Company with the SEC. In addition, the Company's Common Stock is listed on the NYSE and reports, proxy statements and other information concerning the Company described above may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

  The Company has filed with the SEC a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Notes offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Notes, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the SEC's New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and at the SEC's Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of the Registration Statement and the exhibits and schedules thereto may be obtained from the SEC at such offices upon payment of the charges prescribed by the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed by the Company with the SEC under the Exchange Act, are incorporated in this Prospectus by reference:

    (a) The Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended March 29, 1997;

    (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 1997;

    (c) The description of the Company's Common Stock contained in a registration statement on Form 8-A filed on May 20, 1986 under Section 12 of the Exchange Act; and

    (d) The description of the Rights contained in a registration statement on Form 8-A filed on June 18, 1990 under Section 12 of the Exchange Act.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering will be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such copies should be directed to Mr. Stephen J. Chapko, Secretary, at the Company's principal executive offices located at 7433 Harwin Drive, Houston, Texas 77036; telephone number (713) 780-7770.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Certified Public Accountants.......................  F-2
Consolidated Balance Sheets--March 30, 1996, March 29, 1997 and June 28,
 1997....................................................................  F-3
Consolidated Statements of Earnings for the Fiscal Years Ended April 1,
 1995, March 30, 1996 and March 29, 1997 and for the Thirteen Weeks Ended
 June 29, 1996 and June 28, 1997.........................................  F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended April 1,
 1995, March 30, 1996 and March 29, 1997 and for the Thirteen Weeks Ended
 June 29, 1996 and June 28, 1997.........................................  F-6
Consolidated Statement of Stockholders' Equity for the Fiscal Years Ended
 April 1, 1995, March 30, 1996 and March 29, 1997 and for the Thirteen
 Weeks Ended June 28, 1997...............................................  F-7
Notes to Consolidated Financial Statements...............................  F-8

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Kent Electronics Corporation

  We have audited the consolidated balance sheets of Kent Electronics Corporation and Subsidiaries as of March 29, 1997 and March 30, 1996, and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the three years in the period ended March 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kent Electronics Corporation and Subsidiaries as of March 29, 1997 and March 30, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 29, 1997, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Houston, Texas
May 5, 1997

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                MARCH 30,  MARCH 29,   JUNE 28,
                    ASSETS                        1996       1997        1997
                    ------                      ---------  ---------  -----------
                                                                      (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents (including
   temporary investments of $75,552 at March
   30, 1996, $28,728 at March 29, 1997 and
   $26,502 at June 28, 1997)................... $ 73,431   $ 25,050    $ 21,035
  Trading securities, net......................   38,747         --          --
  Accounts receivable, net.....................   60,210     88,835      92,476
  Inventories
    Materials and purchased products...........   62,177     91,100     101,868
    Work in process............................    3,414      3,394       5,268
                                                --------   --------    --------
                                                  65,591     94,494     107,136
  Other........................................    4,551      4,023       3,974
                                                --------   --------    --------
      Total current assets.....................  242,530    212,402     224,621
PROPERTY AND EQUIPMENT
  Land.........................................    7,422      7,439       7,439
  Buildings....................................   18,590     38,176      41,543
  Equipment, furniture and fixtures............   36,837     68,247      73,646
  Leasehold improvements.......................    2,392      2,543       2,574
                                                --------   --------    --------
                                                  65,241    116,405     125,202
    Less accumulated depreciation and
     amortization..............................  (18,358)   (25,515)    (28,030)
                                                --------   --------    --------
                                                  46,883     90,890      97,172
DEFERRED INCOME TAXES..........................    1,315      1,280       1,255
OTHER ASSETS...................................    1,644      4,618       4,603
COST IN EXCESS OF NET ASSETS ACQUIRED, less
 accumulated amortization of $1,994 at March
 30, 1996, $2,359 at March 29, 1997 and $2,508
 at June 28, 1997..............................   12,802     16,404      16,255
                                                --------   --------    --------
                                                $305,174   $325,594    $343,906
                                                ========   ========    ========

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                MARCH 30, MARCH 29,   JUNE 28,
     LIABILITIES AND STOCKHOLDERS' EQUITY         1996      1997        1997
     ------------------------------------       --------- ---------  -----------
                                                                     (UNAUDITED)
CURRENT LIABILITIES
  Notes payable and current portion of long-
   term debt................................... $  9,740  $     --    $     --
  Accounts payable.............................   38,650    42,317      46,664
  Accrued compensation.........................   10,342     8,123       6,941
  Other accrued liabilities....................    5,750     8,051       9,696
  Income taxes.................................    5,290     3,027       5,840
                                                --------  --------    --------
    Total current liabilities..................   69,772    61,518      69,141
LONG-TERM DEBT, less current portion...........    1,258        --          --
LONG-TERM LIABILITIES..........................      976     1,709       1,993
MANDATORILY REDEEMABLE PREFERRED STOCK.........    2,200        --          --
COMMITMENTS AND CONTINGENCIES..................       --        --          --
STOCKHOLDERS' EQUITY
  Preferred stock, $1 par value per share;
   authorized 2,000 shares; none issued........       --        --          --
  Common stock, no par value; authorized 60,000
   shares; 26,027 shares issued and outstanding
   at March 30, 1996; 26,302 shares issued and
   26,252 shares outstanding at March 29, 1997;
   26,314 shares issued and 26,264 shares
   outstanding at June 28, 1997................   38,357    41,348      42,852
  Additional paid-in capital...................  112,702   116,522     116,648
  Retained earnings............................   79,909   105,474     114,249
                                                --------  --------    --------
                                                 230,968   263,344     273,749
  Less common stock in treasury--at cost, 50
   shares at March 29, 1997 and June 28, 1997..       --      (977)       (977)
                                                --------  --------    --------
                                                 230,968   262,367     272,772
                                                --------  --------    --------
                                                $305,174  $325,594    $343,906
                                                ========  ========    ========


        The accompanying notes are an integral part of these statements.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THIRTEEN WEEKS
                                    FISCAL YEARS ENDED               ENDED
                               ------------------------------  ------------------
                               APRIL 1,  MARCH 30,  MARCH 29,  JUNE 29,  JUNE 28,
                                 1995      1996       1997       1996      1997
                               --------  ---------  ---------  --------  --------
                                                                  (UNAUDITED)
Net sales....................  $279,676  $425,810   $516,757   $125,144  $152,080
Cost of sales................   206,935   313,643    396,054     93,238   117,221
                               --------  --------   --------   --------  --------
  Gross profit...............    72,741   112,167    120,703     31,906    34,859
Selling, general and
 administrative expenses.....    50,028    66,106     73,607     17,613    20,780
Merger and integration costs.        --        --      5,500         --        --
                               --------  --------   --------   --------  --------
  Operating profit...........    22,713    46,061     41,596     14,293    14,079
Other income (expense)
  Interest expense...........      (340)     (898)    (1,192)      (304)       (7)
  Other--net (principally
   interest and dividend
   income)...................     1,138     3,932      4,696      1,567       425
                               --------  --------   --------   --------  --------
    Earnings before income
     taxes...................    23,511    49,095     45,100     15,556    14,497
Income taxes.................     8,910    19,303     17,479      6,125     5,722
                               --------  --------   --------   --------  --------
    NET EARNINGS.............  $ 14,601  $ 29,792   $ 27,621   $  9,431  $  8,775
                               ========  ========   ========   ========  ========
Earnings per share...........  $   0.68  $   1.21   $   1.00   $   0.34  $   0.32
                               ========  ========   ========   ========  ========
Weighted average shares......    21,475    24,696     27,551     27,592    27,762
                               ========  ========   ========   ========  ========



        The accompanying notes are an integral part of these statements.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                THIRTEEN WEEKS
                                    FISCAL YEARS ENDED               ENDED
                               ------------------------------  ------------------
                               APRIL 1,  MARCH 30,  MARCH 29,  JUNE 29,  JUNE 28,
                                 1995      1996       1997       1996      1997
                               --------  ---------  ---------  --------  --------
                                                                  (UNAUDITED)
Cash flows from operating
 activities
 Net earnings................  $ 14,601  $ 29,792   $ 27,621   $  9,431  $  8,775
 Adjustments to reconcile net
  earnings to net cash
  provided by operating
  activities
  Depreciation and
   amortization..............     4,070     4,619      7,529      1,547     2,671
  Provision for losses on
   accounts receivable.......       171       249        409         38        81
  (Gain) loss on sale of
   property and equipment....        27        40         (2)        --         4
  Stock option expense.......       871     1,116        540        152       126
  (Gain) loss on sale of
   trading securities........       225       (45)      (169)        50        --
  Net sales (purchases) of
   trading securities........    (1,873)  (21,869)    38,916     11,870        --
  Change in assets and
   liabilities, net of
   effects from the
   acquisition accounted for
   as a purchase
  Increase in accounts
   receivable................   (10,180)  (22,474)   (26,828)   (10,259)   (3,722)
  Increase in inventories....   (14,878)  (23,758)   (23,904)    (4,254)  (12,642)
  (Increase) decrease in
   other.....................      (748)   (1,635)       507        (82)       49
  (Increase) decrease in
   deferred income taxes.....       459      (504)        89         79        25
  (Increase) decrease in
   other assets..............      (467)     (585)    (3,013)        22        15
  Increase (decrease) in
   accounts payable..........     1,623    19,709        699     (2,957)    4,347
  Increase (decrease) in
   accrued compensation......     2,184     5,534     (2,238)    (5,838)   (1,182)
  Increase in other accrued
   liabilities...............     1,444     2,136      2,419      1,646     1,645
  Increase (decrease) in
   income taxes..............       685     3,549     (2,230)     1,187     2,813
  Increase in long-term
   liabilities...............       281       695        733        539       284
                               --------  --------   --------   --------  --------
   Net cash provided (used)
    by operating activities..    (1,505)   (3,431)    21,078      3,171     3,289
Cash flows from investing
 activities
 Capital expenditures........   (11,135)  (22,125)   (50,816)   (14,658)   (8,813)
 Acquisition accounted for as
  a purchase.................        --        --     (7,000)        --        --
 Proceeds from related party
  receivable of pooled
  company....................       124        --         --         --        --
 Proceeds from sale of
  property and equipment.....        33        68         32         --         5
                               --------  --------   --------   --------  --------
   Net cash used by investing
    activities...............   (10,978)  (22,057)   (57,784)   (14,658)   (8,808)
Cash flows from financing
 activities
 Net (payments) borrowings
  under line of credit
  agreements of pooled
  companies..................      (147)    6,606    (11,550)     3,427        --
 Proceeds from issuance of
  long-term debt of pooled
  company....................     1,243        --         --         --        --
 Payment of long-term debt of
  pooled companies...........       (19)      (15)    (1,254)        (5)       --
 Net payments to shareholder
  of pooled company..........       (69)      (61)        --         --        --
 (Redemption of) proceeds
  from issuance of
  mandatorily redeemable
  preferred stock of pooled
  company....................     2,200        --     (2,200)        --        --
 Proceeds from issuance of
  convertible preferred stock
  of pooled company..........        --     1,000         --         --        --
 Proceeds from sale of stock
  warrants of pooled company.         7        --         --         --        --
 Issuance of common stock....     2,497    86,281      3,458        106       114
 Payment for fractional
  shares.....................       (16)       --         --         --        --
 Purchase of treasury stock..        --        --       (977)        --        --
 Tax effect of common stock
  issued upon exercise of
  employee stock options.....       514     1,137      1,154      1,406     1,390
 Distribution to shareholder
  of pooled company..........      (594)     (582)      (650)      (345)       --
                               --------  --------   --------   --------  --------
   Net cash (used) provided
    by financing activities..     5,616    94,366    (12,019)     4,589     1,504
                               --------  --------   --------   --------  --------
Net (decrease) increase in
 cash........................    (6,867)   68,878    (48,725)    (6,898)   (4,015)
Adjustment for change in
 pooled companies' fiscal
 year ends...................        --        --        344        344        --
Cash and cash equivalents at
 beginning of year...........    11,420     4,553     73,431     73,431    25,050
                               --------  --------   --------   --------  --------
Cash and cash equivalents at
 end of year.................  $  4,553  $ 73,431   $ 25,050   $ 66,877  $ 21,035
                               ========  ========   ========   ========  ========
Supplemental disclosures of
 cash flow information:
 Cash paid during the year
  for:
  Interest...................  $    302  $    893   $  1,285   $    296  $     --
  Income taxes...............  $  7,864  $ 16,537   $ 15,054   $  3,582  $  1,675

        The accompanying notes are an integral part of these statements.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                    COMMON STOCK   ADDITIONAL
                                   ---------------  PAID-IN   RETAINED  TREASURY
                                   SHARES  AMOUNT   CAPITAL   EARNINGS   STOCK
                                   ------  ------- ---------- --------  --------
Balance at April 2, 1994, as
 previously reported.............  19,375  $32,703  $ 24,359  $ 35,457   $  --
Adjustment for pooling of
 interests.......................   1,042       10       581     1,235      --
                                   ------  -------  --------  --------   -----
As restated......................  20,417   32,713    24,940    36,692      --
Issuance of common stock and
 warrants of pooled company......     657        7       970        --      --
Common stock issued upon exercise
 of employee stock options,
 including tax effect............     235    2,040        --        --      --
Common stock split for fractional
 shares..........................      (1)      --       (16)       --      --
Amortization of unearned
 compensation related to stock
 option plans....................      --       --       871        --      --
Distribution to shareholder of
 pooled company..................      --       --        --      (594)     --
Net earnings for the year........      --       --        --    14,601      --
                                   ------  -------  --------  --------   -----
Balance at April 1, 1995.........  21,308   34,760    26,765    50,699      --
Net proceeds from public stock
 offering........................   4,000       20    83,826        --      --
Issuance of common stock of
 pooled company..................     391        4       996        --      --
Common stock issued upon exercise
 of employee stock options,
 including tax effect............     328    3,572        --        --      --
Common stock split for fractional
 shares..........................      --        1        (1)       --      --
Amortization of unearned
 compensation related to stock
 option plans....................      --       --     1,116        --      --
Distribution to shareholder of
 pooled company..................      --       --        --      (582)     --
Net earnings for the year........      --       --        --    29,792      --
                                   ------  -------  --------  --------   -----
Balance at March 30, 1996........  26,027   38,357   112,702    79,909      --
Issuance of common stock of
 pooled company..................      19       --        47        --      --
Common stock issued under
 employee bonus and upon exercise
 of employee stock options,
 including tax effect............     256    2,991     1,574        --      --
Amortization of unearned
 compensation related to stock
 option plans....................      --       --       540        --      --
Purchase of treasury stock.......     (50)      --        --        --    (977)
Reclassification of undistributed
 subchapter "S" earnings of
 pooled company..................      --       --     1,659    (1,659)     --
Adjustment for change in fiscal
 year of pooled company..........      --       --        --       253      --
Distribution to shareholder of
 pooled company..................      --       --        --      (650)     --
Net earnings for the year........      --       --        --    27,621      --
                                   ------  -------  --------  --------   -----
Balance at March 29, 1997........  26,252   41,348   116,522   105,474    (977)
Common stock issued upon exercise
 of employee stock options,
 including tax effect
 (unaudited).....................      12    1,504        --        --      --
Amortization of unearned
 compensation related to stock
 option plans (unaudited)........      --       --       126        --      --
Net earnings for the period
 (unaudited).....................      --       --        --     8,775      --
                                   ------  -------  --------  --------   -----
Balance at June 28, 1997
 (unaudited).....................  26,264  $42,852  $116,648  $114,249   $(977)
                                   ======  =======  ========  ========   =====

         The accompanying notes are an integral part of this statement.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         INFORMATION AS OF JUNE 28, 1997 AND RELATING TO THE THIRTEEN
           WEEKS ENDED JUNE 29, 1996 AND JUNE 28, 1997 IS UNAUDITED

                                (IN THOUSANDS)

          DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

  Kent Electronics Corporation (the "Company") is a national specialty distributor of electronic products and a manufacturer of custom-made electronic assemblies. The Company distributes electronic connectors, electronic wire and cable, premise wiring products used in local area networks and wide area networks, and other passive and electromechanical products and interconnect assemblies used in assembling and manufacturing electronic equipment. The Company's contract manufacturing services include printed circuit board assembly, cable and harness assembly, sheet metal fabrication, plastic injection, battery power packs and final system integration. The Company's customers are primarily industrial users and original equipment manufacturers.

BASIS OF PRESENTATION

  In 1997, the Company acquired Futronix Corporation ("Futronix") and Wire & Cable Specialties Corporation ("Wire & Cable") in a transaction accounted for as a pooling of interests. Accordingly, the consolidated financial statements for 1996 and 1995 have been restated to include the operations of Futronix and Wire & Cable.

PRINCIPLES OF CONSOLIDATION

  Kent Electronics Corporation consolidates its accounts with those of its wholly owned subsidiaries. All material intercompany transactions have been eliminated.

FISCAL YEAR

  The Company's fiscal year ends on the Saturday closest to the end of March. The fiscal years ended April 1, 1995, March 30, 1996 and March 29, 1997 all consisted of 52 weeks.

USE OF ESTIMATES

  In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

  The Company's presentation of cash includes cash equivalents. Cash equivalents are defined as short-term investments with maturity dates at purchase of ninety days or less.

  Securities purchased under agreements to resell (reverse repurchase agreements) result from transactions that are collateralized by negotiable securities and are carried at the amounts at which the securities will subsequently be resold. It is the policy of the Company not to take possession of securities purchased under agreements to resell. At March 29, 1997 and June 28, 1997, agreements to resell securities in the amount of $7,365 and $18,220, respectively, with a two-day maturity were outstanding.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

         INFORMATION AS OF JUNE 28, 1997 AND RELATING TO THE THIRTEEN
           WEEKS ENDED JUNE 29, 1996 AND JUNE 28, 1997 IS UNAUDITED

                                (IN THOUSANDS)

  Temporary investments may be greater than the cash and cash equivalents balance because they may be offset by individual bank accounts with a book overdraft position within the same bank where multiple accounts are maintained.

TRADING SECURITIES

  The Company has classified all investment securities as trading securities which are measured at fair value in the financial statements with unrealized gains and losses included in earnings. Realized and unrealized gains and losses are reflected in the following table:

                                                                     FISCAL
                                                                     YEARS
                                                                     ENDED
                                                                   -----------
                                                                   1996  1997
                                                                   ----  -----
      Net unrealized loss on trading securities at beginning of
       year....................................................... $302  $ 257
      Decrease in unrealized loss included in earnings during the year.......................................................  (45)  (169)
      Realized loss from sale of trading securities...............   --    (88)
                                                                   ----  -----
      Net unrealized loss on trading securities at end of year.... $257  $  --
                                                                   ====  =====

ACCOUNTS RECEIVABLE

  The Company's allowance for doubtful accounts was $1,048 at March 30, 1996, $1,256 at March 29, 1997 and $1,337 at June 28, 1997.

INVENTORIES

  Inventories are valued at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the life of the lease or the service life of the improvements, whichever is shorter.

OTHER ASSETS

  Other assets at March 29, 1997 and June 28, 1997 include $1,804 and $1,834, respectively, of receivables from certain officers and directors of the Company.

COSTS IN EXCESS OF NET ASSETS ACQUIRED

  Costs in excess of net assets acquired represents the excess of the purchase price over the value of net assets acquired and is being amortized on a straight-line basis over 40 years. Management evaluates these costs for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment would be recognized if the carrying amounts of such costs cannot be recovered by the net cash flows they will generate.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

         INFORMATION AS OF JUNE 28, 1997 AND RELATING TO THE THIRTEEN
           WEEKS ENDED JUNE 29, 1996 AND JUNE 28, 1997 IS UNAUDITED

                                (IN THOUSANDS)

REVENUE RECOGNITION

  Revenue is recognized upon shipment of merchandise to customers.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and amounts included in other assets and liabilities meeting the definition of a financial instrument approximates fair value.

NEW PRONOUNCEMENTS

  The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which is effective for financial statements issued after December 15, 1997. Early adoption of the new standard is not permitted. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The effect of adopting this new standard has not been determined.

INTERIM FINANCIAL INFORMATION

  Financial information as of June 28, 1997 and for the thirteen weeks ended June 29, 1996 and June 28, 1997, included herein, is unaudited. Such information includes all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the financial information for the interim periods. The results of operations for the thirteen weeks ended June 28, 1997 are not necessarily indicative of the results for the full fiscal year.

                             BUSINESS ACQUISITIONS

FUTRONIX AND WIRE & CABLE

  In January 1997, the Company acquired all the outstanding equity instruments of Futronix and Wire & Cable, both privately owned distributors of specialty wire and cable, in exchange for 2,109 shares of the Company's common stock in a merger transaction accounted for as a pooling of interests.

  Prior to the merger, Futronix and Wire & Cable used a calendar year end for financial reporting purposes. The Futronix and Wire & Cable balance sheets and results of operations for the years ended December 31, 1994 and 1995 have been combined with those of the Company for the years ended April 1, 1995 and March 30, 1996, respectively. The Futronix and Wire & Cable balance sheet and results of operations for the 52 weeks ending March 29, 1997 have been included in the consolidated financial statements for fiscal 1997. During the three-month period ended March 30, 1996, Futronix and Wire & Cable had net sales of $16,177, net earnings of $372 and shareholder distributions of $119. In order to reflect the change in fiscal year-ends, retained earnings for these amounts has been increased by combined net earnings and decreased by shareholder distributions.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

         INFORMATION AS OF JUNE 28, 1997 AND RELATING TO THE THIRTEEN
           WEEKS ENDED JUNE 29, 1996 AND JUNE 28, 1997 IS UNAUDITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Combined and separate results of Kent, Futronix and Wire & Cable during the periods preceding the merger were as follows:

                                                   FISCAL   FISCAL
                                                    YEAR     YEAR   THIRTY-NINE
                                                   ENDED    ENDED   WEEKS ENDED
                                                  APRIL 1,  MARCH   DECEMBER 28,
                                                    1995   30, 1996     1996
                                                  -------- -------- ------------
                                                                    (UNAUDITED)
Net sales
  Kent........................................... $253,484 $372,019   $314,906
  Futronix.......................................    5,950   29,280     40,679
  Wire & Cable...................................   20,242   24,511     20,000
                                                  -------- --------   --------
    Combined..................................... $279,676 $425,810   $375,585
                                                  ======== ========   ========
Net earnings
  Kent........................................... $ 13,386 $ 27,975   $ 22,136
  Futronix.......................................      301      614        278
  Wire & Cable...................................      914    1,203        806
                                                  -------- --------   --------
    Combined..................................... $ 14,601 $ 29,792   $ 23,220
                                                  ======== ========   ========

  In the fourth quarter of 1997, the Company recorded costs of $5,500 associated with the merger and integration of Futronix and Wire & Cable.

OBLIGATIONS OF FUTRONIX AND WIRE & CABLE

  Included in the accompanying balance sheet at March 30, 1996, are notes payable to banks of $9,728 with interest rates approximating prime plus 1/2% and long-term debt payable to shareholders of $1,270 with interest at 7%.

MANDATORILY REDEEMABLE PREFERRED STOCK OF FUTRONIX

  Included in the accompanying balance sheet at March 30, 1996, are 2,200 shares of issued and outstanding Futronix non-dividend paying mandatorily redeemable preferred stock having a $1 par value and redemption value per share. The stock was redeemed in 1997 in connection with the merger.

EMC DISTRIBUTION DIVISION OF ELECTRONICS MARKETING CORPORATION

  In December 1996, the Company acquired certain assets of the EMC Distribution Division of Electronics Marketing Corporation, a privately owned Ohio-based specialty distributor of connectors, passive and electromechanical components, for $7,000 and the assumption of certain liabilities. The acquisition has been accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The operating results arising from the acquisition are included in the consolidated statements of earnings from the acquisition date. The excess of the purchase price over the value of the assets acquired is classified in the accompanying balance sheet as cost in excess of net assets acquired and is being amortized on a straight-line basis over 40 years. Pro forma financial information is not presented, as the effect of the acquisition was not significant to the financial statements.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

         INFORMATION AS OF JUNE 28, 1997 AND RELATING TO THE THIRTEEN
           WEEKS ENDED JUNE 29, 1996 AND JUNE 28, 1997 IS UNAUDITED

                                (IN THOUSANDS)

                                 INCOME TAXES

  The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

  The provision for income taxes consisted of the following:

                                                               THIRTEEN WEEKS
                                       FISCAL YEARS ENDED           ENDED
                                     ------------------------ -----------------
                                                              JUNE 29, JUNE 28,
                                      1995    1996     1997     1996     1997
                                     ------  -------  ------- -------- --------
Current............................. $8,510  $19,934  $16,316  $4,694   $4,307
Tax reduction for exercise of stock
 options credited to stockholders'
 equity.............................    514    1,137    1,154   1,406    1,390
Deferred............................   (114)  (1,768)       9      25       25
                                     ------  -------  -------  ------   ------
                                     $8,910  $19,303  $17,479  $6,125   $5,722
                                     ======  =======  =======  ======   ======

   A reconciliation of income taxes computed at the statutory federal income tax rate and income taxes reported in the consolidated statements of earnings follows:

                                                               THIRTEEN WEEKS
                                      FISCAL YEARS ENDED            ENDED
                                    ------------------------  -----------------
                                                              JUNE 29, JUNE 28,
                                     1995    1996     1997      1996     1997
                                    ------  -------  -------  -------- --------
Tax at statutory rate.............. $8,214  $17,161  $15,785   $5,445   $5,074
Increases (reductions)
  State income taxes, net of
   federal tax effect..............    748    1,687    1,377      700      550
  Pre-acquisition earnings of
   acquired S corporation..........   (311)    (409)    (217)     (81)      --
  Non-deductible merger and
   integration costs...............     --       --      291       --       --
  Other-net........................    259      864      243       61       98
                                    ------  -------  -------   ------   ------
Income taxes as reported........... $8,910  $19,303  $17,479   $6,125   $5,722
                                    ======  =======  =======   ======   ======

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

         INFORMATION AS OF JUNE 28, 1997 AND RELATING TO THE THIRTEEN
           WEEKS ENDED JUNE 29, 1996 AND JUNE 28, 1997 IS UNAUDITED

                                (IN THOUSANDS)

  Net deferred tax assets at March 30, 1996 and March 29, 1997 consist of the following:

                                                               1996     1997
                                                              -------  -------
      Current deferred asset
        Allowance for doubtful accounts...................... $   405  $   493
        Capitalization of additional inventory costs.........     870      805
        Accrued expenses not currently deductible, net of
         reversals...........................................     522      641
        Net operating losses.................................     320      314
        Deferred compensation................................     616       --
        Other................................................     562      399
                                                              -------  -------
                                                              $ 3,295  $ 2,652
                                                              =======  =======
      Long-term deferred asset
        Depreciation......................................... $(2,061) $(2,766)
        Fixed asset bases differences........................     630      450
        Stock compensation...................................   1,291    1,495
        Net operating losses.................................     770      457
        Deferred compensation................................     685    1,644
                                                              -------  -------
                                                              $ 1,315  $ 1,280
                                                              =======  =======

  Acquired net operating losses of approximately $2,201 at March 29, 1997, expire in various amounts through 2003 and are subject to annual usage limitations.

  The current deferred asset is included in other current assets in the accompanying balance sheets.

                         COMMITMENTS AND CONTINGENCIES

  The Company conducts a portion of its operations in leased office, warehouse, and manufacturing facilities and also leases transportation equipment. Rent expense for 1995, 1996, and 1997 was approximately $2,234, $2,877 and $3,512, respectively. For the thirteen weeks ended June 29, 1996 and June 28, 1997, rent expense was approximately $791 and $966, respectively.

  As of March 29, 1997, the Company's minimum rental commitments under noncancelable operating leases were $3,336 in 1998; $2,581 in 1999; $1,805 in 2000; $1,114 in 2001; $744 in 2002; and $748 thereafter.

  In June 1997, the Company obtained a $25,000 unsecured line of credit with a bank. At June 28, 1997, there was no indebtedness outstanding under the line of credit.

  The Company has instituted a self-insurance program for employees' major medical coverages. Claims under the self-insurance program are insured for amounts greater than $50 per employee. The aggregate annual self-insured amount varies based on participant levels and was limited to approximately $3,000 as of March 29, 1997. Claims are accrued as incurred and the total expense under the program was approximately $2,121, $2,103 and $2,809 in 1995, 1996 and 1997, respectively. For the thirteen weeks ended June 29, 1996 and June 28, 1997, total expense under the program was approximately $841 and $916, respectively.

  The Company is engaged in litigation occurring in the normal course of business. In the opinion of management, based upon advice of counsel, the ultimate outcome of these lawsuits will not have a material impact on the Company's consolidated financial statements.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

         INFORMATION AS OF JUNE 28, 1997 AND RELATING TO THE THIRTEEN
           WEEKS ENDED JUNE 29, 1996 AND JUNE 28, 1997 IS UNAUDITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           SALES TO MAJOR CUSTOMERS

  Sales to Compaq Computer Corporation represented 10.1% and 10.6% of net sales in 1995 and 1996, respectively. Sales to Applied Materials, Inc. represented 11.3% of net sales in 1995. No customer constituted 10% or more of net sales in 1997 and in the thirteen weeks ended June 29, 1996 and June 28, 1997.

                             STOCKHOLDERS' EQUITY

FAIR PRICE PROVISION

  The Company has adopted a fair price provision relating to certain business combinations. The fair price provision provides that, except in certain circumstances, a business combination between the Company and an interested shareholder must be approved by the affirmative vote of the holders of 80% of the outstanding voting stock, unless certain pricing and procedural requirements regarding the business combination are satisfied.

STOCKHOLDER RIGHTS PLAN

  The Company has adopted a stockholder rights plan, declaring a distribution of one equity purchase right on each outstanding share of the Company's common stock. Upon the occurrence of certain events, each right would entitle the holder to purchase, at a price of $40, one one-hundredth of a share of the Company's Series A Preferred Stock. Additionally, under certain circumstances, the holder of rights may be entitled to purchase either the Company's common stock or securities of an acquiring entity at half of market value.

STOCK SPLIT

  The Company's common stock was split three-for-two to stockholders of record on February 15, 1995, and was effected as a 50% stock dividend. The Company's common stock was split two-for-one to stockholders of record on February 15, 1996, and was effected as a 100% stock dividend. All issued and outstanding shares, stock option data and earnings per share amounts in the consolidated financial statements have been restated to give effect to the stock splits.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

         INFORMATION AS OF JUNE 28, 1997 AND RELATING TO THE THIRTEEN
           WEEKS ENDED JUNE 29, 1996 AND JUNE 28, 1997 IS UNAUDITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 BENEFIT PLANS

STOCK OPTIONS

  At March 29, 1997 and June 28, 1997, the Company had nonqualified stock option plans which allow for the grant of 4,060 and 4,039 common shares for options, respectively, of which 621 and 512, respectively, are available for future grants. Options granted under the plans have a maximum term of 15 years and are exercisable under the terms of the respective option agreements. Under some plans, options may be granted with exercise prices of less than the stock's market value at the date of grant. Options on 358, 450 and 1,553 shares were exercisable at April 1, 1995, March 30, 1996 and March 29, 1997 with a weighted average exercise price of $7.27, $7.51 and $7.68, respectively. A summary of the Company's stock option activity, and related information follows:

                                             FISCAL YEARS ENDED
                             --------------------------------------------------
                                   1995             1996             1997
                             ---------------- ---------------- ----------------
                                     WEIGHTED         WEIGHTED         WEIGHTED
                                     AVERAGE          AVERAGE          AVERAGE
                                     EXERCISE         EXERCISE         EXERCISE
                             OPTIONS  PRICE   OPTIONS  PRICE   OPTIONS  PRICE
                             ------- -------- ------- -------- ------- --------
Outstanding at beginning of
 year.......................  2,316   $ 5.30   2,181   $ 5.25   2,570   $ 8.44
Granted.....................    143     7.75     803    17.58   1,144    19.72
Exercised...................   (235)    6.96    (328)    7.58    (208)    8.49
Lapsed/forfeited............    (43)    6.96     (86)   16.09     (71)   17.84
                              -----   ------   -----   ------   -----   ------
Outstanding at end of year..  2,181   $ 5.25   2,570   $ 8.44   3,435   $12.00
                              =====   ======   =====   ======   =====   ======

  The following table summarizes the weighted average fair value per share of options granted during the year:

                                                     FISCAL YEARS ENDED
                                             -----------------------------------
                                                   1996              1997
                                             ----------------- -----------------
                                             WEIGHTED WEIGHTED WEIGHTED WEIGHTED
                                             AVERAGE  AVERAGE  AVERAGE  AVERAGE
                                               FAIR   EXERCISE   FAIR   EXERCISE
                                              VALUE    PRICE    VALUE    PRICE
                                             -------- -------- -------- --------
Exercise price equals market price..........  $ 4.44   $20.73   $ 5.00   $19.73
Exercise price is below market price........    9.67     7.25    26.11    19.31

  The following table summarizes significant ranges of outstanding and exercisable options at March 29, 1997:

                                                                   OPTIONS
                                       OPTIONS OUTSTANDING       EXERCISABLE
                                    -------------------------- ----------------
                                            WEIGHTED
                                             AVERAGE  WEIGHTED         WEIGHTED
                                            REMAINING AVERAGE          AVERAGE
                                            LIFE (IN  EXERCISE         EXERCISE
RANGE OF EXERCISE PRICES            OPTIONS  YEARS)    PRICE   OPTIONS  PRICE
------------------------            ------- --------- -------- ------- --------
$3.63-$5.45........................  1,155    10.76    $ 3.63    855    $ 3.63
$5.46-$6.96........................    467     1.24      6.96    429      6.96
$7.25-$10.88.......................    210    12.49      7.56     23     10.17
$17.00-$25.63......................  1,520     4.51     19.55    176     20.18
$28.75-$32.50......................     83     4.45     29.86     70     29.36

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

          INFORMATION AS OF JUNE 28, 1997 AND RELATING TO THE THIRTEEN
            WEEKS ENDED JUNE 29, 1996 AND JUNE 28, 1997 IS UNAUDITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The Company has adopted only the disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS
123). The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for options granted with exercise prices of less than the stock's market value at the date of grant.

  The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                            FISCAL YEARS ENDED
                                                           ---------------------
                                                              1996       1997
                                                           ---------- ----------
Expected life.............................................  3.1 years  2.3 years
Interest rate.............................................  6.0%       6.3%
Volatility................................................ 26.5%      34.6%
Dividend yield............................................  0.0%       0.0%

  Stock-based compensation costs would have reduced net earnings by approximately $488 and $1,434 in 1996 and 1997 and $0.02 and $0.05 per share if the fair values of the options granted in those years had been recognized as compensation expense over the vesting period of the grant. The pro forma disclosures only include the effects of options granted in the fiscal years ended 1996 and 1997.

TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST

  The Company sponsors a Tax-Deferred Savings and Retirement Plan (the Plan) covering substantially all employees. Under the Plan, a participating employee may allocate up to 12% of salary, and the Company makes matching contributions of up to 3% thereof. Additionally, the Company may elect to make additional contributions at its option. Such contributions accrue to employee accounts regardless of whether they have elected to participate in the salary deferral option of the Plan. The Company contributed approximately $639, $618 and $870 to the Plan in fiscal years ended April 1, 1995, March 30, 1996 and March 29, 1997, respectively. The Company contributed approximately $252 and $331 to the Plan for the thirteen weeks ended June 29, 1996 and June 28, 1997, respectively.

  The Company has deferred compensation plans for management and highly compensated associates of the Company. Under one plan, a participant may elect to defer a minimum of 3% of their compensation. The Company has agreed to match the participant's compensation amount, limited to 50% of the first 6% of compensation deferred. Participants become vested in the Company matching contributions at the rate of 10% per plan year or vest fully at age 60. Under another deferred benefit plan, the participant will receive minimum annual payments subsequent to retirement of the participant for the greater of 15 years or life.

  Under the first plan, the Company has accrued at March 30, 1996, March 29, 1997 and June 28, 1997, approximately $976, $1,703 and $1,987, respectively, for participant and Company contributions which are recorded as long term liabilities on the balance sheet. Under the second plan, annual expense will range from $1,200 to $1,600 through March 31, 2001, based on accruing the present value of the minimum benefits through the date the participant vests in the payments.

                 KENT ELECTRONICS CORPORATION AND SUBSIDIARIES

         INFORMATION AS OF JUNE 28, 1997 AND RELATING TO THE THIRTEEN
           WEEKS ENDED JUNE 29, 1996 AND JUNE 28, 1997 IS UNAUDITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              EARNINGS PER SHARE

  Earnings per share are based upon the weighted average number of common shares outstanding during each year. Options are included in periods where they have a dilutive effect.

                     QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following is a summary of unaudited quarterly financial data for fiscal years 1995, 1996 and 1997:

                                              FIRST    SECOND   THIRD    FOURTH
                                             QUARTER  QUARTER  QUARTER  QUARTER
                                             -------- -------- -------- --------
Year ended April 1, 1995
  Net sales................................. $ 61,516 $ 66,117 $ 71,563 $ 80,480
  Gross profit..............................   16,004   17,204   18,564   20,969
  Net earnings..............................    3,164    3,439    3,774    4,224
  Earnings per share........................      .15      .16      .18      .19
Year ended March 30, 1996
  Net sales................................. $ 87,255 $102,776 $116,064 $119,715
  Gross profit..............................   22,940   27,035   30,673   31,519
  Net earnings..............................    5,254    6,346    8,652    9,540
  Earnings per share........................      .24      .28      .32      .35
Year ended March 29, 1997
  Net sales................................. $125,144 $124,034 $126,407 $141,172
  Gross profit..............................   31,906   28,018   28,840   31,939
  Net earnings..............................    9,431    6,852    6,937    4,401
  Earnings per share........................      .34      .25      .25      .16

                               INSIDE BACK COVER
                                 OF PROSPECTUS

                                  [PHOTOGRAPH]

Houston distribution center.


      [PHOTOGRAPH]                [PHOTOGRAPH]             [PHOTOGRAPH]



 Kent Datacomm technical        Futronix Systems'   Kent sales representatives
 support center provides     specialized inventories    undergo continuous
     troubleshooting           supplied by leading           training.
       assistance.               manufacturers.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE NOTES OF-FERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAW-FUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................    9
Price Range of Common Stock...............................................   10
Dividend Policy...........................................................   10
Capitalization............................................................   11
Selected Consolidated Financial Data......................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   17
Management................................................................   21
Description of Notes......................................................   23
Description of Capital Stock..............................................   33
Certain Federal Income Tax Considerations.................................   35
Underwriting..............................................................   39
Legal Matters.............................................................   40
Experts...................................................................   40
Available Information.....................................................   40
Incorporation of Certain Documents by Reference ..........................   41
Index to Consolidated Financial Statements................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $150,000,000

                          KENT ELECTRONICS CORPORATION

                            % CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2004

                                     [Logo]

                                    -------


                                   PROSPECTUS

                                         , 1997

                                    -------

                               SMITH BARNEY INC.

                               ALEX. BROWN & SONS
            INCORPORATED

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated expenses payable by the Company in connection with the offering described in this Registration Statement are as follows:

       SEC registration fee............................................ $52,273
       NYSE listing fee ...............................................       *
       NASD fee........................................................       *
       Blue sky fees and expenses......................................       *
       Printing expenses...............................................       *
       Accounting fees and expenses....................................       *
       Legal fees and expenses.........................................       *
       Transfer agent fees.............................................       *
       Trustee fees and expenses.......................................       *
       Rating agency fees..............................................       *
       Miscellaneous expenses..........................................       *
                                                                        -------
           Total....................................................... $     *
                                                                        =======

--------
* To be filed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 6.10 of the Amended and Restated Bylaws of the Company provides for indemnification of present and former officers and directors of the Company to the maximum extent permissible under applicable provisions of the Texas Business Corporation Act and expressly authorizes the Company to purchase insurance on behalf of its directors, officers and employees. The Company has purchased a directors and officers liability insurance policy which provides for insurance of the directors and officers of the Company against certain liabilities they may incur in their capacities as such.

ITEM 16. EXHIBITS.

 1.1** --Form of Underwriting Agreement.
 4.1   --Amended and Restated Articles of Incorporation of Kent Electronics
        Corporation. Incorporated by reference to Exhibit 3.1 to the Company's
        Registration Statement on Form S-3 (Registration No. 333-20265) filed with the Securities and Exchange Commission ("SEC") on January 23,
        1997.
 4.2   --Certificate of Designation, Preferences and Rights of Series A
        Preferred Stock. Incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended March
        30, 1991.
 4.3   --Amended and Restated Bylaws of Kent Electronics Corporation.
        Incorporated by reference to Exhibit 3.5 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended March 30, 1996.
 4.4** --Form of Indenture between Kent Electronics Corporation, as issuer, and
        Texas Commerce Bank National Association, as Trustee, including the form of Note.
 4.5   --Specimen stock certificate for the Common Stock of Kent Electronics
        Corporation. Incorporated by reference to Exhibit 4.1 to the Company's
        Registration Statement on Form S-2 (Registration No. 33-40066) filed with the SEC on April 19, 1991.
 4.6   --Rights Agreement dated as of May 14, 1990 between Kent Electronics
        Corporation and Ameritrust Company National Association. Incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K dated May 14, 1990.

  4.7   --First Amendment to Rights Agreement dated as of May 14, 1990 between
         Kent Electronics Corporation and Ameritrust Company National
         Association. Incorporated by reference to Exhibit 4.3 to the Company's
         Annual Report on Form 10-K for the Fiscal Year Ended March 28, 1992.
  5.1** --Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
  8.1** --Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
 12.1*  --Statement of Computation of Ratio of Earnings to Fixed Charges.
 23.1*  --Consent of Grant Thornton LLP.
 23.2** --Consents of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P. (included as part of Exhibits 5.1 and 8.1).
 24.1   --Powers of Attorney (included on signature page of this Registration
         Statement).
 25.1** --Statement of Eligibility of Trustee on Form T-1.
 27.1*  --Financial Data Schedule.

--------
 * Filed herewith.
** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, THE STATE OF TEXAS, ON AUGUST 20, 1997.

                                          KENT ELECTRONICS CORPORATION



                                                 /s/ Morrie K. Abramson
                                          By: _________________________________
                                                   Morrie K. Abramson
                                              (Chairman of the Board, Chief
                                                    Executive Officer
                                                     and President)

  THE UNDERSIGNED DIRECTORS AND OFFICERS OF KENT ELECTRONICS CORPORATION DO HEREBY CONSTITUTE AND APPOINT MORRIE K. ABRAMSON AND STEPHEN J. CHAPKO (THE "ATTORNEYS-IN-FACT"), AND EACH OF THEM, WITH FULL POWER TO ACT WITHOUT THE OTHER AND WITH FULL POWER OF SUBSTITUTION, AS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS TO DO ANY AND ALL ACTS AND THINGS IN OUR NAME AND BEHALF IN OUR CAPACITIES AS DIRECTORS AND OFFICERS, AND TO EXECUTE ANY AND ALL INSTRUMENTS FOR US AND IN OUR NAMES IN THE CAPACITIES INDICATED BELOW WHICH THE ATTORNEYS-IN-FACT MAY DEEM NECESSARY OR ADVISABLE TO ENABLE KENT ELECTRONICS CORPORATION TO COMPLY WITH THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY RULES, REGULATIONS AND REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THIS REGISTRATION STATEMENT OR ANY ADDITIONAL REGISTRATION STATEMENT FILED PURSUANT TO RULE 462(B) IN CONNECTION WITH THE OFFERING CONTEMPLATED BY THIS REGISTRATION STATEMENT, INCLUDING SPECIFICALLY, BUT NOT LIMITED TO, POWER AND AUTHORITY TO SIGN FOR US, OR ANY OF US, IN THE CAPACITIES INDICATED BELOW, ANY AND ALL (I) AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) HERETO AND (II) REGISTRATION STATEMENTS UNDER RULE 462(B) RELATING HERETO; AND WE DO HEREBY RATIFY AND CONFIRM ALL THAT THE ATTORNEYS-IN-FACT SHALL DO OR CAUSE TO BE DONE UNDER AUTHORITY GRANTED HEREIN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

     /s/  Morrie K. Abramson         Chairman of the Board, Chief   August 20, 1997
____________________________________ Executive Officer, President
         Morrie K. Abramson          and Director (Principal
                                     Executive Officer)

      /s/ Stephen J. Chapko          Executive Vice President,      August 20, 1997
____________________________________ Chief Financial Officer,
         Stephen J. Chapko           Treasurer and Secretary
                                     (Principal Financial Officer)

     /s/  David D. Johnson           Vice President, Corporate      August 20, 1997
____________________________________ Controller (Principal
          David D. Johnson           Accounting Officer)

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

   /s/    Terrence M. Hunt           Director                       August 20, 1997
____________________________________
          Terrence M. Hunt

        /s/ Max S. Levit             Director                       August 20, 1997
____________________________________
           Max S. Levit

        /s/ David Siegel             Director                       August 20, 1997
____________________________________
           David Siegel

      /s/ Richard C. Webb            Director                       August 20, 1997
____________________________________
          Richard C. Webb

     /s/ Alvin L. Zimmerman          Director                       August 20, 1997
____________________________________
         Alvin L. Zimmerman